This Form CB contains 74 pages, including all exhibits


05065399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
NOV 2 2 2005
WASH, D.C.
192
SECTION

Form CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

PBB Global Logistics Income Fund
(Name of Subject Company)

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Livingston International Income Fund
405 The West Mall, Suite 400
Toronto, Ontario M9C 5K7 Canada
1-800-387-7582 ext. 3109
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

69317H
(CUSIP Number of Class of Securities (if applicable))

Kenneth Chalmers
PBB Global Logistics Income Fund
33 Walnut Street, P.O. Box 40
Fort Erie, Ontario L2A 5M7 Canada
905-871-1606
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 21, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	Offer to Purchase and Circular dated October 21, 2005 (the "Offer and Circular") relating to the offer (the "Offer") by Livingston International Income Fund (the "Offeror") to purchase all of the outstanding trust units of PBB Global Logistics Income Fund.*
B.	Letter of Acceptance and Transmittal, dated October 21, 2005.*
C.	Notice of Change and Extension, dated November 24, 2005.

*Previously filed on Form CB on October 24, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.*
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.*
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.*
4	The comparative interim financial statements for the three and six month periods ended June 30, 2005 of the Offeror.*
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.*
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.*
7	The material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Offeror's Units (the "Units") at $20.15 per Unit.*
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
10	The material change report of the Offeror dated October 26, 2005 in connection with the commencement of the Offer.
11	The comparative interim financial statements for the three and nine month periods ended September 30, 2005 of the Offeror.
12	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended September 30, 2005.

*Previously filed on Form CB on October 24, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the initial Form CB with the Securities and Exchange Commission (the "SEC") on October 24, 2005, Livingston International Income Fund filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Livingston International Income Fund will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIVINGSTON INTERNATIONAL INCOME FUND

By: 

Name: Peter Luit
Title: President and Chief Executive Officer,
Livingston International Inc.
Date: 11/28, 2005

Attachment C

P6

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

LIVINGSTON INTERNATIONAL INCOME FUND


LIVINGSTON

Advancing Cross-Border Trade

NOTICE OF CHANGE AND EXTENSION

of the
OFFER TO PURCHASE
all of the outstanding trust units of

PBB GLOBAL LOGISTICS INCOME FUND

on the basis of 0.92 of a trust unit of Livingston International Income Fund for each trust unit of PBB Global Logistics Income Fund (subject to adjustment as provided in the Circular)

Livingston International Income Fund ("**Livingston Fund**" or the "**Offeror**") hereby gives notice that it has amended its offer to purchase all of the outstanding trust units ("**PBB Units**") of PBB Global Logistics Income Fund ("**PBB Fund**") **by extending the Expiry Time from midnight (Vancouver time) on November 25, 2005 to midnight (Vancouver time) on December 9, 2005.** The original offer, dated October 21, 2005 ("**Original Offer**"), as varied in the manner described in this Notice of Change and Extension, is referred to herein as the "Offer". Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Original Offer and accompanying Circular, as amended by this Notice of Change and Extension. **Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and the Circular, and the related Letter of Acceptance and Transmittal, continue to be applicable in all respects to the Offer.**

THE OFFER HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (VANCOUVER TIME) ON DECEMBER 9, 2005, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

The Livingston Units are listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIV.UN". The PBB Units are listed and posted for trading on the TSX under the symbol "PBB.UN". The closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the day prior to the announcement of the Offeror's intention to make the Offer, were $18.20 and $14.30, respectively. The closing prices of the Livingston Units and the PBB Units on the TSX on November 24, 2005 were $22.01 and $18.75, respectively.

THE OFFER REPRESENTS A PREMIUM OF APPROXIMATELY 30% BASED ON THE VOLUME WEIGHTED AVERAGE TRADING PRICES OF THE LIVINGSTON UNITS AND PBB UNITS ON THE TSX FOR THE 20 TRADING DAYS ENDED OCTOBER 18, 2005. BASED ON THE NOVEMBER 24, 2005 CLOSING PRICE OF THE LIVINGSTON UNITS ON THE TSX, THE OFFER CURRENTLY VALUES THE PBB UNITS AT $20.25, A PREMIUM OF 41.6% OR $5.95 ABOVE THE CLOSING PRICE OF THE PBB UNITS OF $14.30 ON THE TSX ON OCTOBER 18, 2005.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free:
1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253

Telephone: (514) 982-7555
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 863-7325

Facsimile: (416) 862-3010

INFORMATION FOR U.S. PBB UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian trust. The Offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in the Offer and Circular, or incorporated by reference therein, as well as financial statements of PBB, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. resident PBB Unitholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees may be residents of a foreign country.

U.S. resident PBB Unitholders may not be able to sue a foreign trust or its officers (if any) or trustees in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its subsidiaries to subject themselves to a U.S. court's judgment.

U.S. resident PBB Unitholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Livingston Units offered pursuant to the Offer are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Livingston Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Livingston Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. PBB Unitholders who are residents of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their PBB Units may, at the sole discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders, sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders.

PBB Unitholders should be aware that Livingston Units issued pursuant to the Offer will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that PBB Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of PBB Units under the Offer and the redemption or transfer of PBB Units under the Subsequent Acquisition Transaction or the Compulsory Acquisition may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. PBB Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Livingston Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular, and in certain documents incorporated by reference therein, are forward-looking statements, which reflect Livingston management's current beliefs and expectations regarding the Offeror's and Livingston's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Livingston. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, tax matters including potential changes in tax laws, foreign exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. See "Risk Factors". These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Livingston's management believes to be reasonable assumptions, the Offeror and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference therein. Except as expressly otherwise required by law, neither the Offeror nor Livingston assumes any obligation to update or revise such statements or any information contained in this Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Livingston may become aware of after the date of the Offer and Circular. Undue reliance should not be placed on forward-looking statements.

NO PERSONAL LIABILITY

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of the Livingston Unitholders.

NOTICE OF CHANGE AND EXTENSION

November 24, 2005

TO: UNITHOLDERS OF PBB GLOBAL LOGISTICS INCOME FUND

This Notice of Change and Extension amends and supplements the Original Offer and the accompanying Circular. Except as otherwise set forth in this Notice of Change and Extension, the information, terms and conditions of the Original Offer and Circular continue to be applicable in all respects and this Notice of Change and Extension should be read in conjunction with the Original Offer and Circular, the provisions of which (as hereby supplemented) are incorporated herein by reference (except as amended herein). References to the "Offer" means the offer to purchase all of the outstanding trust units of PBB Fund (not including any PBB Units that may become outstanding upon the exercise of any options, warrants or other rights (other than the Rights)), set out in the Original Offer and Circular, as supplemented and amended by this Notice of Change and Extension.

1. EXTENSION OF THE OFFER

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from midnight (Vancouver time) on November 25, 2005 to **midnight (Vancouver time) on December 9, 2005**. Accordingly, the definition of "**Expiry Date**" in the Original Offer has been amended to mean December 9, 2005 or such later date as may be fixed by the Offeror from time to time as provided in Section 5 of the Original Offer, "Extension, Variation or Change in the Offer".

2. CHANGE IN INFORMATION IN THE OFFER AND CIRCULAR

(a) The words "Livingston International Holdings Trust (Canada)" set out under the subheading "Organizational Chart", in Section 1 of the Circular under the heading "The Offeror" are deleted in their entirety and are replaced with the words "Livingston International Holdings Trust (Ontario)".

(b) The following words are added as the last paragraph in Section 3 of the Original Offer under the heading "Manner of Acceptance":

> The power of attorney granted to Livingston Fund in the Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents in respect of the Special Resolution will only be used and relied upon if Livingston Fund intends to proceed with the acquisition of PBB.

(c) The disclosure in Section 18 of the Circular under the heading "Canadian Federal Income Tax Considerations - Disposition of PBB Units Pursuant to the Subsequent Acquisition Transaction" is amended as follows:

(i) to include the following at the end of the first paragraph of that Section:

> Livingston cannot determine at this time the amount of capital gains (or other income) that would be realized on the transfer of PBB Fund's assets to the Offeror. The capital gains (and other income) will be dependent in part on the character of the assets transferred and the purchase price of the assets, being the fair market value of the Livingston Units and/or PBB Units received as consideration for the transfer.

(ii) to include the following as the last paragraph under that Section:

> A PBB Unitholder who disposes of PBB Units pursuant to the Subsequent Acquisition Transaction may be required to include in income amounts that are greater (or less) than the amounts that would otherwise be required to be included in income by such PBB Unitholder if such PBB Unitholder disposed of PBB Units pursuant to the Offer.

(d) As the Restricted PBB Units are not on their terms convertible into PBB Units during the Offer Period, and as PBB has failed to give the Offeror a complete list of the holders thereof, the Offeror is not able or required to provide holders of Restricted PBB Units with notice of any matters or copies of any documents. Therefore, the words "and to holders of Restricted PBB Units" are deleted in their entirety from Section 5 of the Original Offer, "Extension, Variation or Change in the Offer", Section 7 of the Original Offer, "Right to Withdraw Deposited PBB Units" and Section 9 of the Original Offer, "Notice and Delivery", and consequential amendments to the remainder of the Original Offer, Circular and Notice of Acceptance and Transmittal are also deemed to be made, as applicable.

3. CONDITIONS TO THE OFFER

The Offer remains subject to the conditions set forth in Section 4 of the Original Offer, "Conditions of the Offer".

4. RECENT DEVELOPMENTS

On October 24, 2005, PBB Fund announced that it had established a Special Committee of Trustees and Directors (the "**Special Committee**") to review and respond to the Offer. On October 31, 2005, PBB Fund announced that CIBC World Markets Inc. and National Bank Financial Inc. had been engaged as financial advisors to the Special Committee. On November 2, 2005, the Offeror announced its third-quarter financial results. On November 3, 2005, PBB Fund announced its third-quarter financial results. Subsequently, on November 7, 2005, PBB Fund announced that the board of directors of PBB, as attorney of PBB Fund, had sent a trustees' circular ("**Trustees' Circular**") to PBB Unitholders in response to the Offer, pursuant to which the PBB Trustees unanimously recommended that PBB Unitholders reject the Offer. PBB Fund subsequently adopted a unitholder rights plan or poison pill on November 10, 2005.

On November 15, 2005, PBB Fund issued a press release announcing that it had filed with the OSC and the AMF an application requesting a review of, and attacking the structure of, the Offer. On November 22, 2005, the Offeror issued a press release announcing that it had filed with the OSC and the AMF a letter in response to PBB Fund's allegations. Among other things, Livingston Fund has pointed out that certain flaws in the provisions of the PBB Declaration of Trust would have the effect of completely preventing any unsolicited bid from being completed without amendments thereto. These flaws in the PBB Declaration of Trust have resulted in the structure of the transaction in order to take the Offer directly to the PBB Unitholders.

In Livingston's view, PBB Fund's application to the regulators is not in the interests of the PBB Unitholders and appears to be motivated by a continued desire to entrench PBB Fund's management, which has been a consistent position of PBB Fund's management over the past few years in its dealings with Livingston Fund.

Livingston has also requested that the OSC require PBB Fund to rectify certain disclosure made by PBB Fund. In particular, Livingston believes that PBB Fund's use of the non-GAAP terms "distributable cash" and "payout ratio" is inappropriate, misleading and contrary to OSC guidelines. Livingston believes that PBB Unitholders may not appreciate the risks associated with PBB Fund's very high leverage and historically very high distributions relative to its cash flow.

Livingston Fund is also considering its options in response to the implementation of the poison pill by PBB Fund.

Based in part on recently available information, Livingston management believes that, based on reasonable and supportable assumptions, there are additional synergies in the order of $10 million per year that could be realized from the combination of the two businesses following integration. These synergies are in addition to synergies and benefits Livingston management believes that Livingston Fund and PBB Fund can realize on their own as stand-alone entities, including benefits related to recent acquisitions and other initiatives. However, there can be no assurance that such synergies will ultimately be achieved.

Livingston also expects that the transaction will be favourable for the vast majority of the employees of both Livingston and PBB. Livingston currently expects that voluntary retirement and resignations, promotions and other opportunities will minimize job losses and that the combination of Livingston Fund and PBB Fund will result in greater career opportunities for employees of both entities going forward.

Lastly, on November 22, 2005, the U.S. Federal Trade Commission granted early termination of the waiting period under the U.S. Hart-Scott-Rodino Act ("**HSR**") in respect of the Offer. In addition, on November 24, 2005, Livingston Fund received confirmation from the Commissioner of Competition, in the form of a No-Action Letter, that she does not intend to challenge the Offer under the merger provisions of the Canadian Competition Act. Together, these two events should, absent new developments, satisfy the HSR and Competition Act conditions set out in the Original Offer and should remove any impediment under U.S. and Canadian antitrust law to Livingston Fund's ability to successfully complete the Offer.

5. TAKE UP OF AND PAYMENT FOR DEPOSITED PBB UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for PBB Units duly and validly deposited pursuant to the Offer as described in Section 6 of the Original Offer, "Take Up of and Payment for Deposited PBB Units".

6. TIME OF AND MANNER FOR ACCEPTANCE

The Offer is now open for acceptance until midnight (Vancouver time) on December 9, 2005. As PBB Units are held solely through the book-entry system maintained by CDS, PBB Unitholders do not hold certificates representing their PBB Units and thus must contact their broker or other nominee for assistance in tendering. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in Section 3 of the Original Offer, as amended.

7. RIGHT TO WITHDRAW DEPOSITED PBB UNITS

PBB Unitholders have the right to withdraw their PBB Units deposited to the Offer as described in Section 7 of the Original Offer, "Right to Withdraw Deposited PBB Units". The Offeror reserves the right to permit withdrawals of PBB Units deposited under the Offer other than as set forth in Section 7 of the Original Offer.

8. CONSEQUENTIAL AMENDMENTS

Consequential amendments to the Original Offer, Circular and the Letter of Acceptance and Transmittal to reflect the contents of this Notice of Change and Extension are deemed to be made where required.

9. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides PBB Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the PBB Unitholders. However, such rights must be exercised within prescribed time limits. PBB Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a PBB Unitholder. PBB Unitholders should accordingly also contact their broker or other nominee for assistance as required.

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of this Notice of Change and Extension have been approved and the sending, communication or delivery thereof to the PBB Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Livingston International Inc. The foregoing, together with the Original Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the PBB Units subject to the Offer or the Livingston Units.

DATED: November 24, 2005

LIVINGSTON INTERNATIONAL INCOME FUND
By its attorney Livingston International Inc.

(signed) PETER LUIT
Chief Executive Officer

(signed) BENJAMIN WONG
Chief Financial Officer

On behalf of the Board of Directors of Livingston International Inc.

(signed) PETER VALENTINE
Director

(signed) PETER RESTLER
Director

P13

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free: 1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Telephone: (514) 982-7555
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 945-4508
Facsimile: (416) 862-3010

PBB Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 5 of the Original Offer. Additional copies of this Notice of Change and Extension, the Original Offer and Circular may be obtained without charge on request from the Depositary.

EXHIBIT INDEX

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.*
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.*
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.*
4	The comparative interim financial statements for the three and six month periods ended June 30, 2005 of the Offeror.*
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.*
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.*
7	The material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Units at $20.15 per Unit.*
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
10	The material change report of the Offeror dated October 26, 2005 in connection with the commencement of the Offer.
11	The comparative interim financial statements for the three and nine month periods ended September 30, 2005 of the Offeror.
12	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended September 30, 2005.

*Previously filed on Form CB on October 24, 2005.

Exhibit 10

Livingston International Income Fund

Form 51-102F3

Material Change Report

Part 1 Content of Material Change Report

1. Name and Address of Company

Livingston International Income Fund ("**Livingston**")
405 The West Mall, Suite 400
Toronto, ON
M9C 5K7

2. Date of Material Change

October 19, 2005.

3. News Release

Press releases were issued by Livingston through Canada NewsWire on October 19 and 21, 2005. A copy of such press releases are attached hereto as Appendix "A".

4. Summary of Material Change

Livingston has made an offer (the "**Offer**") to acquire all of the issued and outstanding trust units of PBB Global Logistics Income Fund ("**PBB Units**") on the basis of 0.92 of a trust unit of Livingston (a "**Livingston Unit**") for each PBB Unit (subject to adjustment as provided in the offer and takeover bid circular of Livingston, dated October 21, 2005 (the "**Circular**").

5. Full Description of Material Change

On October 19, 2005, Livingston issued a press release indicating its intention to make the Offer. Livingston formally made the Offer by way of advertisements published in the *Globe and Mail* and *La Presse* on October 21, 2005.

The Offer is to acquire all of the issued and outstanding PBB Units on the basis of 0.92 of a Livingston Unit for each PBB Unit (subject to adjustment as provided in the Circular), which represents a premium of approximately 30% based on the volume weighted average trading prices of the Livingston Units and the PBB Units on the Toronto Stock Exchange (the "**TSX**") for the 20 trading days ended October 18, 2005, the last trading day prior to the date of the announcement of Livingston's intention to make the Offer, and a premium of approximately 17%, based on the closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005. PBB has approximately 10.8 million units outstanding. The transaction values the outstanding PBB Units at approximately $180 million.

The Offer is open for acceptance until midnight (Vancouver time) on November 25, 2005, unless withdrawn, varied or extended. Completion of the Offer is subject to, among other things, the valid deposit under the Offer, and non-withdrawal, of at least 66 2/3% of the PBB Units (including any PBB Units owned by Livingston or its subsidiaries), on a fully diluted basis. Among other conditions are the receipt of regulatory, stock exchange and third-party approvals, on terms satisfactory to Livingston.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

7. Omitted Information

None.

8. Executive Officer

For further information, please contact:

Dawneen MacKenzie
Vice President, Public Affairs
Livingston International Inc.

(416) 626-2800 ext. 3109

9. Date of Report

October 26, 2005.

(signed)
Dawneen MacKenzie
Vice-President, Public Affairs
Livingston International Inc.

Appendix “A”

Press Releases

LIVINGSTON

Livingston International Inc.
405 The West Mall
Toronto ON Canada M9C 5K7

416 626-2800 ext. 3109
Fax 416 622-3942
www.livingstonintl.com

Livingston International announces offer to acquire all outstanding trust units of PBB Global Logistics

FOR IMMEDIATE RELEASE

Attention Business Editors

October 19, 2005

- **Unit exchange offer provides PBB unitholders with a substantial premium to recent prices**
- **Combining operations expected to create efficiencies and growth opportunities**
- **Compelling mutually beneficial strategic fit**

TORONTO, Canada – Livingston International Income Fund (TSX: LIV.UN), Canada's leading provider of customs brokerage and trade-related services, announced today that it intends to make an offer to acquire all of the outstanding trust units of PBB Global Logistics Income Fund (TSX: PBB.UN).

Livingston intends to offer PBB unitholders 0.92 of a unit of Livingston in exchange for each PBB unit (subject to adjustment as will be provided under the offer), which represents a premium of approximately 30% based on the volume weighted average trading prices of the Livingston units and the PBB units on the Toronto Stock Exchange (the "TSX") for the 20 trading days ended October 18, 2005, the last trading day prior to the date of this announcement. This also represents a premium of approximately 17%, based on the closing prices of the Livingston units and the PBB units on the TSX on October 18, 2005. PBB has approximately 10.8 million units outstanding. This transaction values the outstanding PBB units at approximately $180 million.

"We believe that the combination of Livingston and PBB is clearly in the best interests of the unitholders of both funds," said Peter Luit, chief executive officer of Livingston. "The operations underlying both trusts are complementary, providing opportunities for enhanced growth and greater cost-effectiveness. For PBB unitholders, the combination would mean not only a substantial premium at the time of the offer but the ability to continue to participate in the future performance of a larger and stronger enterprise."

Mr. Luit added: "We would have preferred to have received the support of the board of trustees of PBB for the combination prior to making this announcement, but PBB decided against having a constructive dialogue on this initiative in a timely manner. In contrast, we felt that the strategic rationale for the combination was simply too compelling to ignore and, therefore, we have chosen to present it directly to the unitholders of PBB for their consideration."

Among the many benefits the combination of Livingston and PBB offers unitholders are:

- PBB unitholders will receive a substantial premium to recent prices, as well as the opportunity to participate in the stronger and larger combined fund;
- the two underlying businesses are an excellent strategic fit and together form a stronger organization that should serve as an enhanced platform for future growth;

- the transaction positions the combined enterprise to realize meaningful operational synergies;
- the combined fund will have a lower level of leverage and a more prudent payout ratio than PBB has today;
- the market capitalization of the combined fund following the combination would be approximately $479 million, which should improve liquidity for all unitholders;
- Livingston has a proven track record of integrating acquired businesses and managing growth for both the short and longer-term benefit of unitholders; and
- the combined fund will be well positioned to support future increases in distributions as a result of the realization of synergies from the combination while providing flexibility to pursue any future acquisition opportunities.

Livingston expects the combination to be immediately accretive to cash available for distribution* from the perspective of Livingston unitholders.

PBB unitholders will be entitled to receive all regular ordinary course distributions declared and paid by PBB (in amounts not to exceed current monthly distributions) with a record date prior to the expiry of the offer. Full details of the offer are to be included in a takeover bid circular that is anticipated to be sent to PBB unitholders shortly. The offer is expected to be open for acceptance until midnight (Vancouver time) on November 25, 2005. Completion of the offer will be subject to, among other things, the valid deposit under the offer, and non-withdrawal, of at least 66 2/3% of the PBB units (including any PBB units owned by Livingston or its subsidiaries), on a fully diluted basis. Among other conditions are the receipt of regulatory, stock exchange and third-party approvals, on terms satisfactory to Livingston.

Livingston has engaged Scotia Capital Inc. as its financial advisor, and Stikeman Elliott LLP are the legal advisors to Livingston. In addition, Georgeson Shareholder Communications Canada Inc. has been engaged as the information agent for the offer and Computershare Investor Services Inc. has been retained as the depositary for the offer.

About Livingston

Livingston International Income Fund owns Livingston International Inc., which is Canada's leading customs broker and trade-services company facilitating two-way trade between the United States and Canada. Based in Toronto, Ontario, Livingston and its subsidiaries have more than 70 offices and over 1,700 employees located at key border points and other strategic locations across Canada and the United States. Livingston is listed on the TSX under the symbol "LIV.UN".

-30 -

Forward-looking statements

Certain statements in this news release are forward-looking statements, which reflect management's current beliefs and expectations. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, tax matters, disruptions in border crossings and regulatory change, and integration of acquisitions, among others. Undue reliance should not be placed on forward-looking statements.

**Non-GAAP measures*

Livingston uses measures, notably cash available for distribution, as supplementary information it believes would be useful to investors, that are not recognized by Canadian generally accepted accounting



principles (GAAP). Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with Canadian GAAP and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of cash flow from operations to cash available for distribution, see table 3 on page 12 of Livingston's management's discussion and analysis of financial results for the period ended June 30, 2005, which may be obtained at www.sedar.com or from the Investor Relations page of Livingston's web site at www.livingstonintl.com.

For more information

Corporate contact:
Dawneen MacKenzie
Vice President, Public Affairs
Livingston International Income Fund
(416) 626 2800 ext. 3109

Media contact:
John Lute
Lute & Company
(416) 929-5883 ext. 222

Unitholder information
Georgeson Shareholder Communications Canada Inc.
North American toll free: 1-866-519-9056

LIVINGSTON

Livingston International Inc.
405 The West Mall
Toronto ON Canada M9C 5K7
416 626-2800 ext. 3109
Fax 416 622-3942
www.livingstonintl.com

Livingston International files formal offer to acquire all outstanding units of PBB Global Logistics

FOR IMMEDIATE RELEASE

Attention Business Editors

October 21, 2005

TORONTO, Canada – Livingston International Income Fund (TSX: LIV.UN), Canada's leading provider of customs brokerage and trade-related services, today filed with securities regulators its offer to acquire all of the outstanding trust units of PBB Global Logistics Income Fund (TSX: PBB.UN). The offer and related documents are being mailed to PBB unitholders and are available on Livingston's web site at www.livingstonintl.com and at www.sedar.com.

As announced on October 19, Livingston is offering PBB unitholders 0.92 of a unit of Livingston in exchange for each PBB unit (subject to adjustment as provided under the offer). This represents a premium of approximately 30%, based on the volume weighted average trading prices of the Livingston units and the PBB units on the Toronto Stock Exchange for the 20 trading days ended October 18, 2005, the last trading day prior to the date of the announcement of the offer.

"The operations of Livingston and PBB are complementary and combining them is in the best interests of the unitholders of both funds," said Peter Luit, chief executive officer of Livingston. "For PBB unitholders, the combination means not only a substantial premium now but participation in the future performance of a larger and stronger enterprise with greater likelihood of significant and sustainable distributions."

About Livingston

Livingston International Income Fund owns Livingston International Inc., which is Canada's leading customs broker and trade-services company facilitating two-way trade between the United States and Canada. Based in Toronto, Ontario, Livingston and its subsidiaries have more than 70 offices and over 1,700 employees located at key border points and other strategic locations across Canada and the United States. Livingston is listed on the TSX under the symbol "LIV.UN".

-30 -

Forward-looking statements

Certain statements in this news release are forward-looking statements, which reflect management's current beliefs and expectations. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, tax matters, disruptions in border crossings and regulatory change, and integration of acquisitions, among others. Undue reliance should not be placed on forward-looking statements.



For more information

Corporate contact:
Dawneen MacKenzie
Vice President, Public Affairs
Livingston International Income Fund
(416) 626 2800 ext. 3109

Media contact:
John Lute
Lute & Company
(416) 929-5883 ext. 222

Unitholder information
Georgeson Shareholder Communications Canada Inc.
North American toll free: 1-866-519-9056

Exhibit 11

LIVINGSTON

Advancing Cross-Border Trade

Third Quarter 2005

Livingston International Income Fund


3|05

P26


LIVINGSTON
Advancing Cross-Border Trade

Livingston International Income Fund indirectly owns 100% of the business of Livingston International Inc. The Fund began operations on February 11, 2002 when it completed an initial public offering and purchased the securities of Livingston International Inc.

Livingston International is Canada's leading customs broker and trade services company facilitating two-way trade between the United States and Canada. Livingston International operates four business lines: Canadian customs brokerage services; U.S. customs brokerage services; international trade consulting; and other services, which include specialized services for trade shows and special events, business outsourcing services, imported vehicle registration, transportation management, vehicle transportation and technology services.

The Fund has created an additional trust and indirectly set up a limited partnership, the structure of which is tax efficient, designed to generate greater distributable cash and further enhance value for unitholders.

Livingston International Income Fund seeks to provide unitholders with monthly distributions derived from the distributable cash flow generated by Livingston International Inc. The Fund is listed on the TSX (Toronto Stock Exchange) under the symbol LIV.UN.

Content

Livingston International Income Fund reported record year-over-year growth in third-quarter revenues, net income, EBITDA (earnings before interest, taxes, other expense (income), depreciation and amortization)[1] and distributable cash[2] in 2005.

For the three months ended September 30, Livingston increased revenues and interest income 25.4% to $44.6 million compared with $35.6 million in the third quarter of 2004. EBITDA[1] improved $3.9 million to $10.7 million in the quarter. EBITDA[1] increased to 23.9% of revenue for the third quarter of 2005 compared with 19.2% for the same period last year. Net income also grew to $4.8 million compared with $2.5 million a year ago.

The Fund's growing revenues and earnings form a solid, stable foundation for generating value for Livingston's unitholders. During the third quarter, Livingston declared increased distributions of $6.0 million, or $0.363 per unit, from cash available for distribution[2] of $8.6 million. This compares with distributions of $5.0 million, or $0.333 per unit, from $5.8 million in cash available for distribution[2] in the third quarter of 2004. The Fund's payout ratio was 69.2%, improved from 86.5% a year earlier. Since the inception of the Fund, Livingston's average payout ratio has been a prudent 78.6% and the aggregate excess of cash available for distribution[2] over actual distributions has been $19.6 million. The excess cash has been used to reduce Livingston's revolving line of credit and to fund certain non-maintenance capital expenditures.

As a result of Livingston's strong financial performance, the board of trustees has raised the Fund's monthly distribution 10% to $0.129 per unit from $0.117 per unit beginning with the September distribution that was paid on October 31. After five increases since the Fund's inception in 2002, the annualized rate of distribution now stands at $1.55 per unit, a level the trustees are confident is very healthy and sustainable.

Operations

Canadian customs brokerage increased revenues 16.6% to $21.2 million during the quarter. We expect to continue to see volume increases from new and existing clients, particularly as we roll out Livingston's imaging technology solution to more clients. The contribution margin was $11.2 million compared with $8.6 million in the third quarter of last year.

U.S. customs brokerage revenues, expressed in Canadian dollars, improved by 29.4% to $10.3 million, primarily as a result of the addition of value-added services and the contribution of Great Lakes. The contribution margin for the quarter increased by 36.6% to $5.0 million compared with $3.7 million a year earlier. This was achieved despite a decrease in the average Canada-U.S. currency-exchange rate for the third quarter from 1.31 to 1.20 compared with the same quarter last year.

Revenues in international trade consulting increased to $2.1 million from $1.9 million in the third quarter of 2004, on higher volumes in the data management area as well as in post-entry services and refund claims. The contribution margin significantly improved over the same period last year.

Other services posted higher revenues of $11.1 million for the quarter compared with $7.6 million a year ago. Contributing to this increase were higher volumes in imported vehicle registrations and vehicle transportation services from the Searail acquisition. These increases were partially offset by lower trade show services revenues. The contribution margin for the quarter increased by 47.2% to $3.8 million from $2.6 million a year earlier.

Outlook

Having reported another very strong quarter, we are optimistic in our outlook for the remainder of the fiscal year and beyond.

While there has been, and will likely continue to be, uncertainty in the outlook for the North American economy, particularly regarding oil and natural gas prices, Livingston has developed a track record of delivering good performance in varying economic conditions. Despite the current economic climate, Livingston is both experienced and well-positioned to prosper within this environment.

The volume of trade activity flowing between Canada and the United States is strong and, more than ever, subject to complex regulations that require significant expertise and sophisticated technology. As the leader in our industry, Livingston is able to act swiftly and efficiently to continuously changing shipping and customs requirements as well as evolving client needs.

We are pleased that Transport Canada has entered into a new contract with Livingston for imported vehicle registrations. This contract is effective November 1, with revenue flowing through a new limited partnership in a tax-efficient structure, designed to generate more distributable cash[2] and enhance value to unitholders.

For the year-to-date, Livingston has generated substantial growth from higher volumes and value-added services, as well as from the acquisitions of Great Lakes and Searail. Our performance has strengthened an already solid enterprise, creating a strong foundation on which to build value for our unitholders.

Political developments of the past several months have had an impact on the valuation of income trusts. Whatever the outcome of this process, we expect to be less affected by these issues and to recover faster and better as a result of our very healthy balance sheet, our prudent payout ratio, the quality of our business model and the strength of our people.

Subsequent Events

On October 19, Livingston took a significant and logical step in its development when it announced its offer to acquire all of the outstanding trust units of PBB Global Logistics Income Fund. Livingston believes that the two businesses are a complementary strategic fit that will provide greater long-term value to unitholders of both funds. The combination of the trusts would generate opportunities for employees of both companies by creating a larger and stronger enterprise with greater likelihood of significant and sustainable distributions. Whatever the outcome, Livingston intends to continue as the leader in its industry.



Peter Luit
President and chief executive officer
Livingston International Inc.

Ownership of Livingston International Inc.

Livingston International Income Fund (the "Fund") commenced operations on February 11, 2002, when it completed an initial public offering and purchased the common shares of Livingston International Inc. ("Livingston" or "Livingston International") from CAI Capital Corporation and other investors. Livingston International is a wholly owned indirect subsidiary of the Fund.

Presentation of Financial Results

This Management's Discussion and Analysis, the accompanying interim unaudited consolidated financial statements of the Fund and notes thereto present the results of the Livingston International Income Fund and its subsidiaries in Canada and the United States, which conduct the Fund's day-to-day business operations, for the three-month and nine-month periods ended September 30, 2005 and September 30, 2004. These interim unaudited financial statements are intended to be read in conjunction with the annual audited financial statements and accompanying notes to the consolidated financial statements for the year ended December 31, 2004, included in the Fund's 2004 Annual Report. This information is available from the Investor Relations page of Livingston's web site at www.livingstonintl.com and also at www.sedar.com. All financial information is presented in Canadian dollars, unless specified otherwise.

Forward-Looking Statements

Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations. Undue reliance should not be placed on forward-looking statements. See footnote 3 on page 18.

Non-GAAP Measures

Livingston has provided, as supplementary information it believes would be useful to investors, some measures, namely EBITDA (earnings before interest, taxes, other expense (income), depreciation and amortization)[1] and cash available for distribution[2], that are not recognized by Canadian generally accepted accounting principles (GAAP). A reconciliation of these measures is included in Table 2 on page 12 and Table 3 on page 13.

Recent Events

Effective March 1, 2005, Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc. ("Great Lakes") and South Ranch, Inc. ("South Ranch"). Great Lakes' financial results are included with Livingston's U.S. customs brokerage operations and the SmartBorder® technology services acquired with South Ranch are accounted for under other services. Also included in other services are the vehicle transportation results from Searail Cargo Surveys Ltd. ("Searail"), acquired by Livingston on April 7, 2005.

On October 19, 2005, Livingston announced a bid for all of the outstanding trust units of PBB Global Logistics Income Fund ("PBB"). The Fund is offering PBB unitholders 0.92 of a trust unit of Livingston for each unit of PBB (subject to adjustment). This offer is currently scheduled to expire on November 25, 2005. The Fund also received a commitment for a new credit facility to finance the transaction. This commitment includes a $120 million five-year term loan and a $130 million operating facility. For further information with respect to this offer, please refer to the circular dated October 21, 2005 available from the Investors Relations page of Livingston's web site at www.livingstonintl.com and also at www.sedar.com.

Operating Results

Three months ended September 30, 2005

Livingston International, including its subsidiaries, reported record third-quarter revenues and interest income of $44.6 million for the quarter ended September 30, 2005, an increase of 25.4% from the same period in 2004. This increase was due to growth in all business lines: Canadian brokerage services, U.S. brokerage services, international trade consulting, other services and the additional revenues from the acquired businesses.

Cost of services increased by 16.5% over the same quarter in 2004 to $24.2 million in the latest quarter, primarily due to higher costs in Canadian brokerage as well as additional operating costs from the acquired businesses. Cost of services was lower in international trade consulting. The contribution margin improved to $20.4 million in the quarter ended September 30, 2005, or 45.8% of revenue, up from $14.8 million, or 41.7%, for the same period in 2004.

Selling, general and administrative expenses for the quarter were $9.8 million compared with $8.0 million for the same period a year ago. The $1.8 million increase in expenses resulted primarily from higher salary and other costs as well as the inclusion of costs from the acquired businesses. Selling, general and administrative expenses were 21.9% of revenue for the quarter ended September 30, 2005, down from 22.5% in the year-earlier quarter. This reduction was due to the effect of the acquisitions increasing revenues more than the marginal increase in selling, general and administrative expenses.

Net income for the quarter ended September 30, 2005 was $4.8 million, or $0.29 per unit – a record for the third quarter – compared with $2.5 million, or $0.16 per unit, in the quarter ended September 30, 2004. The increase in net income was due to improved overall results and the impact of acquisitions offset by higher income tax expense in the quarter compared with the same period in 2004.

Earnings before interest, taxes, other expense (income), depreciation and amortization (EBITDA[1]) were $10.7 million, also a third-quarter record. EBITDA[1] was 56.3% higher than the same period in 2004, an increase of approximately $3.8 million, and was 23.9% of revenue, up from 19.2% a year ago. The overall contribution of the recent acquisitions to EBITDA[1] was $1.9 million in the quarter.

Depreciation expense for the third quarter was $1.5 million compared with $1.4 million for the same period in 2004. The increase is a result of depreciation on property and equipment acquired in the recent acquisitions, which include facilities, computers and office equipment as well as vehicles used in operations.

When the Fund purchased Livingston International in 2002, part of the purchase price was allocated to intangible assets, which represent the value of client relationships, contracts and technology acquired. Additional intangible assets have been recorded for each subsequent acquisition.

The purchase price for the acquisitions of Great Lakes and South Ranch in the first quarter and Searail in the second quarter has been allocated to the assets acquired and liabilities assumed, based on management's best estimate of fair values. The cost of the acquisitions and the allocation thereof are subject to change based on the final resolution of these estimates. During the quarter ended September 30, 2005, the purchase price allocation for Great Lakes and South Ranch was adjusted by an increase in goodwill and a reduction in intangible assets of $0.2 million and increased goodwill of $0.3 million related to additional purchase consideration. As a result of new information, the estimated fair value has been revised for identifiable intangible assets since the initial allocation, and accordingly the purchase price allocation for Searail was adjusted by increasing the goodwill by $5.3 million, reducing intangible assets by $8.2 million and reducing the future income tax liabilities by $2.9 million.

The potential liability related to the earnout for the Searail acquisition is approximately $5.1 million. Since this is expected to be paid over three years, the potential liability was discounted at a rate of 4.98% at the time of the acquisition. The discount amortized over the three years remaining in the earnout period is treated as interest on long-term debt.

Intangible assets are amortized over the expected periods of benefit, generally from five to 10 years, resulting in a charge of $3.2 million in the quarter, higher than the $3.1 million in the same period in 2004, due to the additional amortization of intangible assets acquired in the recent acquisitions.

In accordance with GAAP, goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired and is not amortized. It is, however, subject to an annual impairment test to determine if the carrying value is below fair value. This was completed at December 31, 2004 with no impairment provision required to be made. There were no circumstances which required an impairment review as at September 30, 2005.

Included in other expense (income) were unrealized and realized losses or gains from the translation of U.S.-dollar-denominated monetary assets and liabilities of Livingston and its subsidiaries. In the quarter ended September 30, 2005, there was a foreign-exchange loss of $0.2 million, compared with a gain of $33 thousand a year ago. Livingston's hedging strategy, using short-term forward-exchange contracts, helped to moderate the impact of currency fluctuations in the quarter. See "Off-Balance-Sheet Arrangements" on page 16 for further information.

Interest expense on long-term debt was $0.5 million for the quarter ended September 30, 2005, higher than $0.4 million in the same quarter in 2004. The increase in interest expense is due to the amortization of the discount related to the potential earnout liability for the acquisition of Searail.

Livingston entered into an interest-rate swap, which fixed the effective interest rate on $23 million of its term debt facility at 4.98% until December 16, 2009. The interest-rate swap had the effect of increasing the interest expense slightly in the quarter ended September 30, 2005 from the same period in 2004. Non-cash interest expense relating to the amortization of deferred finance fees totalled $42 thousand for the quarter ended September 30, 2005, compared with $0.1 million in the same quarter in 2004.

Other interest expense, related to the revolving line of credit for government remittances, was $0.1 million for the quarter ended September 30, 2005, unchanged from the same quarter a year earlier.

Interest income increased in the quarter to $0.5 million, up from $0.3 million a year earlier, as a result of higher interest rates.

While the Fund reported pre-tax income of $5.0 million for the quarter ended September 30, 2005, it recognized income tax expense of $0.2 million, composed of a current tax expense and a future income tax recovery. On pre-tax income of $5.0 million, at an average tax rate of 35.2%, the overall expected income tax expense would be $1.8 million compared with a reported tax expense of $0.2 million. Because the Fund is a mutual fund trust for Canadian income tax purposes, income allocated to unitholders reduced the Fund's income tax expense by $1.8 million, while non-deductible items and changes in income tax rates increased the tax expense by $0.2 million. The future income tax recovery of $0.8 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Nine months ended September 30, 2005

For the nine months ended September 30, 2005, the Fund's revenues and interest income totalled $130.4 million, 18.0% higher than the same period last year. This increase resulted primarily from growth in Canadian brokerage services, other services and the additional revenues from the acquired businesses.

Cost of services was $70.7 million for the nine-month period, an increase of 12.1% over the same period in 2004. The increase in cost of services came from Canadian customs brokerage and U.S. customs brokerage as well as the additional operating costs from the acquired businesses. Cost of services was lower in international trade consulting. This resulted in a contribution margin increase of $12.2 million to $59.7 million or 25.7% over the same period in 2004. The contribution margin increased to 45.8% of revenue for the nine-month period ended September 30, 2005, up from 43.0% for the same period in 2004.

Higher salary and other costs, plus the additional operating costs of the acquired businesses, affected selling, general and administrative expenses in the nine months ended September 30, 2005, which increased by $3.4 million from a year ago to $29.4 million. As a per cent of revenue, the selling, general and administrative expenses declined to 22.6% in the nine-month period ended September 30, 2005 from 23.5% for the same period in 2004, again due to the increase in revenue from the acquired businesses while the increase in costs was lower.

For the nine months ended September 30, 2005, net income was $14.2 million, or $0.90 per unit, compared with $7.8 million, or $0.52 per unit, for the same period in 2004. EBITDA[1] for the first nine months of 2005 increased by $8.8 million or 40.8% to $30.3 million or 23.2% of revenue. This compares with $21.5 million or 19.5% of revenue for the same period in 2004. The acquisitions have contributed $3.8 million to EBITDA[1] since the respective dates of acquisition.

Depreciation expense was higher by $0.2 million for the nine months ended September 30, 2005 from a year earlier at $4.2 million. Amortization of intangible assets was $10.2 million compared with $9.5 million for the same period in 2004, again as a result of the recent acquisitions.

Under other expense (income), there was a foreign-exchange loss of $0.2 million for the nine months ended September 30, 2005, compared with a foreign-exchange loss of $0.1 million for the same period in 2004.

Interest expense on long-term debt for the nine months was $1.2 million compared with $1.3 million for the nine months ended September 30, 2004, primarily as a result of lower amortization of deferred finance fees.

Other interest expense was $0.4 million for the nine months of 2005, unchanged from the same period in 2004.

Higher interest rates in the first nine months of 2005, compared to a year earlier, resulted in an

Table 1 **Quarterly Consolidated Statement of Income**
For the quarters ending from December 31, 2004 to September 30, 2005
(in thousands of dollars, except per unit amounts and thousands of units)

Quarter ended	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Net revenues	44,128	46,773	38,246	36,820
Interest income	497	430	356	381
	44,625	47,203	38,602	37,201
Cost of services	24,191	24,753	21,779	20,850
Contribution margin	20,434	22,450	16,823	16,351
Selling, general and administrative expenses	9,762	10,093	9,567	8,894
EBITDA[1]	10,672	12,357	7,256	7,457
Depreciation	1,486	1,516	1,183	1,278
Amortization	3,229	3,788	3,195	3,135
Impairment of an intangible asset	-	-	-	-
Income before the undernoted	5,957	7,053	2,878	3,044
Other (income) expense	239	(1)	(83)	186
Interest expense				
Long-term debt	523	353	337	507
Other	146	158	136	165
	669	511	473	672
Income before income taxes	5,049	6,543	2,488	2,186
Provision for (recovery of) income taxes				
Current	1,081	1,305	559	426
Future	(848)	(1,277)	(986)	(1,399)
	233	28	(427)	(973)
Net income for the period	4,816	6,515	2,915	3,159
Net income per unit	0.29	0.40	0.19	0.21
Weighted average units outstanding*	16,413.2	16,111.0	15,175.1	15,102.6

P33

increase of $0.2 million in interest income to $1.3 million for the nine months ended September 30, 2005.

For the first three quarters of 2005, the Fund reported pre-tax income of $14.1 million and recognized an income tax recovery of $0.2 million. The recovery comprised current tax expense of $2.9 million and a future income tax recovery of $3.1 million. On pre-tax income of $14.1 million, at an average tax rate of 35.2%, the overall expected income tax expense would be $5.0 million, compared with a reported tax recovery of $0.2 million. Income allocated to unitholders reduced the Fund's income tax expense by $5.2 million, while non-deductible items and changes in income tax rates had a marginal impact on the tax expense. The future income tax recovery of $3.1 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

A summary of the consolidated statement of income for the Fund for the past eight quarters is included in Table 1 opposite and below.

Table 1 (cont'd)

Quarterly Consolidated Statement of Income
For the quarters ending from December 31, 2003 to September 30, 2004
(in thousands of dollars, except per unit amounts and thousands of units)

Quarter ended	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Net revenues	35,264	39,470	34,752	34,646
Interest income	331	333	403	593
	35,595	39,803	35,155	35,239
Cost of services	20,768	21,518	20,780	20,112
Contribution margin	14,827	18,285	14,375	15,127
Selling, general and administrative expenses	7,997	9,215	8,765	7,701
EBITDA[1]	6,830	9,070	5,610	7,426
Depreciation	1,351	1,323	1,361	1,402
Amortization	3,136	3,172	3,171	3,332
Impairment of an intangible asset	-	683	-	-
Income before the undernoted	2,343	3,892	1,078	2,692
Other expense (income)	(33)	145	(19)	(211)
Interest expense				
Long-term debt	439	403	432	564
Other	133	122	161	145
	572	525	593	709
Income before income taxes	1,804	3,222	504	2,194
Provision for (recovery of) income taxes				
Current	(44)	574	31	(9)
Future	(612)	(1,083)	(1,178)	781
	(656)	(509)	(1,147)	772
Net income for the period	2,460	3,731	1,651	1,422
Net income per unit	0.16	0.25	0.11	0.10
Weighted average units outstanding*	15,102.6	15,102.6	15,102.6	15,102.6

* On March 2, 2005, as part of the Great Lakes and South Ranch acquisitions, an additional 210,600 units were issued from treasury, increasing the number of units to 15,313,200 from 15,102,600. On April 26, 2005, the Fund issued 1.1 million units from treasury in a public offering, increasing the number of units to 16,413,200 from 15,313,200. The weighted average number of units outstanding for each of the past eight quarters is indicated in the tables above. The weighted average number of units outstanding for the nine-month period ended September 30, 2005 was 15,904,316 versus 15,102,600 units from inception to December 31, 2004.

Canadian Customs Brokerage

Revenues for the quarter ended September 30, 2005 increased by approximately 16.6% to $21.2 million, due to an increase of approximately 7.4% in import volumes from new and existing clients into Canada and the provision of additional value-added services compared to the year-earlier quarter. Interest income also increased due to higher interest rates than in the same period in 2004.

Cost of services increased by 3.5% to $9.9 million in the quarter over the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The implementation of imaging technology throughout the Canadian customs brokerage operation helped keep the cost increase to a relatively minimal amount. The contribution margin rose to $11.2 million, or 53.2% of revenues, in the quarter ended September 30, 2005 from approximately $8.6 million, or 47.3% of revenues, a year earlier.

For the nine months ended September 30, 2005, revenue increased by approximately 16.8% to $64.2 million, due to approximately 9.8% higher import volumes from new and existing clients into Canada and higher revenue per transaction than in the same period of 2004. Higher interest rates than a year earlier resulted in increased interest income in the first nine months of 2005.

Cost of services for the nine months ended September 30, 2005 was $29.4 million, 6.7% higher than the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The contribution margin was up in the nine months ended September 30, 2005 from approximately $27.5 million or 49.9% of revenues in 2004 to $34.9 million or 54.3% of revenues.

U.S. Customs Brokerage

In Canadian dollars, overall revenues for the quarter ended September 30, 2005 increased by 29.4% from a year earlier to $10.3 million. The provision of additional value-added services to clients and higher trade volumes into the United States increased revenue by 10.0% and 0.3% respectively. This was offset by the effect of the foreign-exchange translation of U.S.-dollar revenues into Canadian dollars, which reduced revenue by $0.7 million or 9.1% of revenues. Great Lakes contributed $2.3 million in revenue in the quarter.

The average Canada-United States currency-exchange rate for the third quarter was 1.20 compared with 1.31 for the same period in 2004. In U.S. dollars, overall 2005 revenues in the third quarter for the U.S. brokerage operation were up $2.5 million or 41.2% over 2004, as a result of additional value-added services provided and the inclusion of the results of Great Lakes.

In Canadian dollars, the overall cost of services for the U.S. customs brokerage operation in the quarter rose by $1.0 million or 23.4% from a year earlier to $5.4 million. The main reasons for this increase were higher salary and other costs, which increased by $0.3 million, and the additional operating expenses of the Great Lakes operations of $1.0 million. This was offset by the favourable foreign-exchange translation of U.S.-dollar costs into Canadian dollars, resulting in a cost reduction of approximately $0.3 million compared with 2004.

In U.S. dollars, the overall cost of services for the U.S. brokerage operation in the third quarter increased by approximately $1.1 million or 32.5% over the same period in 2004, due primarily to higher salary and other costs and the addition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation, in Canadian dollars, was $5.0 million or 48.2% of revenues for the quarter ended September 30, 2005, compared to $3.7 million or 45.7% in the year-earlier quarter.

For the nine months ended September 30, 2005, revenues in Canadian dollars rose to $29.5 million, a 21.3% increase from the same period in 2004. The provision of additional value-added services to clients contributed 8.5% of the higher revenue. Offsetting this was a 0.3% reduction in trade volumes into the United States and the impact of foreign-exchange translation, which reduced revenue by $2.1 million or 8.6%. Great Lakes contributed 21.7% or $5.3 million in additional revenue.

The average Canada-United States currency-exchange rate for the nine-month period ended September 30, 2005 was 1.22 compared with 1.33 for the same period in 2004. In U.S. dollars, overall 2005 revenues for the U.S. brokerage operation were up $5.8 million or 32.0% over 2004, as a result of additional value-added services provided and the addition of Great Lakes.

For the nine months ended September 30, 2005, the overall cost of services in Canadian dollars for the U.S. customs brokerage operation was up from a year earlier by $3.0 million or 23.2% to $16.0 million. This increase was mainly due to higher salary and other costs of $1.6 million and the additional operating expenses for the Great Lakes operation of $2.6 million, compared with the same period in 2004. The favourable foreign-exchange translation of U.S.-dollar costs into Canadian dollars resulted in a cost reduction of approximately $1.2 million from 2004. In U.S. dollars, the overall cost of services for the U.S. brokerage operation for the nine months ended September 30, 2005 increased by $3.3 million or approximately 33.8% over the same period in 2004, due primarily to higher salary and other costs and the acquisition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation, in Canadian dollars, was $13.5 million or 45.8% of revenues for the nine months ended September 30, 2005, compared with $11.3 million or 46.7% a year earlier.

International Trade Consulting

Revenues in the quarter ended September 30, 2005 were up from a year earlier to $2.1 million, primarily due to higher volumes in the data management area and improved results from post-entry work and refund claims. This was partially offset by lower revenues from the U.S. consulting business.

Compared with the third quarter of 2004, cost of services decreased by approximately $0.2 million or 9.8% to $1.7 million for the quarter ended September 30, 2005. The lower costs resulted from lower salary and other costs as this segment continued to realign its cost structure. The higher revenues and lower cost of services improved the contribution margin to $0.4 million or 18.5% of revenues in the latest quarter from $1 thousand or 0.1% a year ago.

For the nine months ended September 30, 2005, revenues remained unchanged at $6.5 million relative to the same period in 2004. Higher revenues from post-entry work and refund claims offset lower volumes in the data management area.

For the nine months ended September 30, 2005, cost of services decreased by approximately $1.2 million or 18.5% from a year earlier to $5.1 million. Changing the consulting services cost structure while maintaining revenues improved the contribution margin to $1.4 million or 21.1% of revenues in 2005 from $0.2 million or 3.6% of revenues a year earlier.

Other Services

Revenues rose to $11.1 million in the quarter ended September 30, 2005, a 45.7% or $3.5 million increase over the same period in 2004, primarily due to higher volumes in imported vehicle registrations and from vehicle transportation revenues from the recent acquisition of Searail. These were offset by lower revenues from specialized services for trade shows and special events, compared with a year earlier. Revenue from business outsourcing operations was comparable with the year-earlier period.

Cost of services was up by 44.9% or $2.3 million in the quarter ended September 30, 2005 from the same period in 2004. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and from the acquired businesses. The contribution margin for the quarter ended September 30, 2005 increased by $1.2 million to $3.8 million or 34.5% of revenues, from $2.6 million or 34.1% of revenues in 2004.

For the nine-month period ended September 30, 2005, revenues increased by 22.1% or $5.5 million from a year earlier to $30.3 million, primarily due to increased volumes in imported vehicle registrations and revenue from the acquired businesses. Revenues from business outsourcing operations and transportation management were slightly higher than a year earlier. This was offset by lower revenues from specialized services for trade shows and special events. Revenues for the first nine months of 2004 benefitted from $1.9 million from the Canada Post Corporation contract that was not renewed.

Cost of services for the nine months ended September 30, 2005 was up by $4.0 million or 24.4% from $16.3 million a year earlier to $20.3 million. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and the acquired businesses. Costs were reduced by $1.4 million in the nine months ended September 30, 2005, due to the non-renewal of the Canada Post contract. The contribution margin was $10.0 million or 32.9% of revenues in the nine months ended September 30, 2005, compared with $8.5 million or 34.1% of revenues in 2004.

Distributions

The Fund generated a record third-quarter $8.6 million, or $0.524 per unit, of cash available for distribution[2] in the quarter ended September 30, 2005. The increase of $2.8 million over $5.8 million, or $0.385 per unit a year earlier, was primarily due to improved EBITDA[1] contribution from existing businesses and the addition of Great Lakes and Searail, offset somewhat by higher income taxes. Cash available for distribution[2] for the third quarter was calculated by deducting cash interest of $0.5 million, maintenance capital expenditures of $0.5 million and income tax expense of $1.1 million from EBITDA[1] of $10.7 million, as indicated in Table 2 opposite.

Distributions of $6.0 million or $0.363 per unit for the quarter ended September 30, 2005 were up from $5.0 million or $0.333 per unit in the same period in 2004. The payout ratio, or actual distributions expressed as a percentage of cash available for distribution[2], was 69.2% for the quarter ended September 30, 2005, lower than the 86.5% in the same period in 2004.

For the nine months ended September 30, 2005, the Fund generated $24.1 million or $1.515 per unit of cash available for distribution[2], up from $18.5 million or $1.227 per unit in the same period in 2004. Cash available for distribution[2] for the first nine months of 2005 was calculated by deducting cash interest of $1.4 million, maintenance capital expenditures of $1.9 million and income tax expense of $2.9 million from EBITDA[1] of $30.3 million, as shown in Table 2 opposite.

Distributions of $17.0 million or $1.072 per unit were declared for the nine months ended September 30, 2005, up from $14.8 million or $0.979 per unit a year earlier. The payout ratio was 70.7% for the first nine months of 2005, lower than the 79.8% for the same period in 2004. This was primarily due to the improved results and partially offset by higher maintenance capital expenditures and higher taxes incurred on the higher EBITDA[1] generated in the nine months of 2005.

From inception to September 30, 2005, the Fund's average payout ratio has been 78.6% and the aggregate excess of cash available for distribution[2] over actual distributions has been $19.6 million. The excess cash has been used to reduce Livingston's revolving line of credit and to fund certain non-maintenance capital expenditures.

Livingston International Income Fund

Third Quarter 2005

Liquidity and Capital Resources

On December 16, 2004, Livingston renegotiated its credit facility for five years. The new $100 million syndicated credit facility bears interest at various rates between prime and prime plus 1.00%, dependent upon certain financial performance ratios. Of the $100 million syndicated credit facility, $70 million is a revolving line of credit and overdraft credit facility, and the remaining $30 million is a term facility, of which $27.3 million was drawn as at September 30, 2005. A portion of the $70 million revolving term facility is required typically at the beginning of each month to facilitate the payment of government remittances on behalf of Livingston clients. This is reduced throughout the month as payments are received from clients. The facility was increased to allow for additional capacity to finance acquisitions and certain capital expenditures.

Table 2

Cash Available for Distribution[2] and EBITDA[1]
From February 11, 2002 to September 30, 2005
(in thousands of dollars, except per unit amounts)

	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004	Feb. 11, 2002 to Dec. 31, 2004
Net income	4,816	2,460	14,246	7,842	27,467
Add (deduct):					
Provision for (recovery of) income taxes	233	(656)	(166)	(2,312)	(8,190)
Interest expense	669	572	1,653	1,690	7,044
Other expense (income)	239	(33)	155	93	2,734
Depreciation	1,486	1,351	4,185	4,035	16,378
Amortization	3,229	3,136	10,212	9,479	35,186
Impairment of an intangible asset	-		-	683	683
EBITDA[1]	10,672	6,830	30,285	21,510	81,302
Less:					
Cash interest expense †	493	441	1,393	1,294	5,490
Maintenance capital expenditures ††	492	621	1,851	1,120	5,978
Cash income taxes †††	1,081	(44)	2,945	561	2,657
Cash available for distribution[2]	8,606	5,812	24,096	18,535	67,177
Distributions to unitholders *	5,959	5,029	17,045	14,785	54,656
Excess of cash available for distribution[2] over actual distributions	2,647	783	7,051	3,750	12,521
Payout ratio **	69.2%	86.5%	70.7%	79.8%	81.4%
*Per unit in dollars ****					
Cash available for distribution[2]	0.524	0.385	1.515	1.227	4.448
Distributions to unitholders *	0.363	0.333	1.072	0.979	3.619
Excess of cash available for distribution[2] over actual distributions	0.161	0.052	0.443	0.248	0.829
Payout ratio since Fund's inception **	78.6%	80.6%	78.6%	80.6%	81.4%

* Distributions are in respect of the quarterly distribution declared, not what was paid in the quarter.

** The payout ratio is calculated by dividing the distributions to unitholders by cash available for distribution[2].

*** On March 2, 2005, as part of the Great Lakes and South Ranch acquisitions, an additional 210,600 units were issued from treasury, increasing the number of units to 15,313,200 from 15,102,600. On April 26, 2005, in a public offering, the Fund issued 1,100,000 units from treasury, increasing the number of units to 16,413,200 from 15,313,200. The weighted average number of units outstanding for the nine-month period ended September 30, 2005 was 15,904,316 versus 15,102,600 units from inception to December 31, 2004.

† Cash interest expense is interest expense calculated in accordance with GAAP, less amortization of deferred finance fees.

†† Maintenance capital expenditures are additions, replacements or improvements to property, plant and equipment to maintain Livingston's business operations. These expenditures involve the replacement of information technology equipment and software as well as the improvement of facilities.

††† Cash income taxes are current income taxes calculated in accordance with GAAP.

As part of the Great Lakes acquisition, Livingston assumed a mortgage and three notes payable in the aggregate amount of $1.2 million. The mortgage is payable in monthly instalments bearing interest at 6.1% per annum, with a final payment of approximately $0.5 million due in January 2013. The mortgage is secured by an owned property located in Niagara Falls, New York. The three notes are payable in monthly instalments bearing interest between 4.7% and 6.2% per annum, maturing between July 2007 and December 2008 and are secured by various vehicles used in the business.

As part of the Searail acquisition, Livingston assumed four loans in the aggregate amount of $0.7 million and secured by vehicles used in the business. The loans are payable in monthly instalments bearing interest between 5.0% and 7.0%, maturing between July 2007 and March 2013.

Cash Flow from Operations

For the quarter ended September 30, 2005, Livingston International generated $8.8 million of cash flow from operations, prior to net changes in current assets and liabilities, up from $6.5 million in the same period in 2004. There was a $22.6 million increase in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities, primarily due to the reduction in accounts receivable of $21.5 million in the quarter.

For the nine months ended September 30, 2005, Livingston International generated $25.0 million of cash flow from operations, prior to net changes in current assets and liabilities, up from $18.7 million a year earlier. There was a $31.7 million increase in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities in the quarter, primarily due to higher government remittances, accounts payable and other liabilities of $43.6 million, offset by higher accounts receivable of $11.9 million.

Because cash flow from operations has been determined in accordance with Canadian GAAP, management believes that the reconciliation of this measure to cash available for distribution[2] provides useful supplemental information for investors, as shown in Table 3 below.

Table 3

Reconciliation of Cash Flow from Operations to Cash Available for Distribution[2]
For the periods ended September 30, 2005 and 2004
(in thousands of dollars)

	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Cash flow from operations*	8,840	6,455	24,966	18,699
Other liabilities	39	64	89	138
Employee future benefits	488	328	1,073	840
Unrealized foreign-exchange gains	(508)	(380)	(336)	(115)
Other expense (income)	239	(33)	155	93
Maintenance capital expenditures	(492)	(621)	(1,851)	(1,120)
Other	-	(1)	-	-
Cash available for distribution[2]	8,606	5,812	24,096	18,535

* Prior to net change in current assets and liabilities.

P39

Capital Expenditures and Other Investing Activities
Livingston incurred capital expenditures of $0.6 million for the quarter ended September 30, 2005, compared with $0.9 million for the same quarter of 2004. In the latest quarter, $0.5 million was maintenance capital expenditures, up from $0.4 million in 2004, and related to the improvement of office facilities, the replacement of workstations and the upgrade of software programs. The remaining $0.1 million in third-quarter capital expenditures related to other software development. Non-maintenance capital expenditures were $0.5 million for the third quarter in 2004. These expenditures are temporarily financed through Livingston's operating line of credit until drawn on its term bank debt facility.

For the nine months ended September 30, 2005, Livingston incurred capital expenditures of $2.5 million, compared with $2.3 million for the same quarter of 2004. In the nine months ended September 30, 2005, $1.9 million was maintenance capital expenditures, up from $1.1 million in 2004, related to the improvement of office facilities, the replacement of workstations, the replacement of trucks and the upgrade of software programs. The remaining $0.6 million in capital expenditures related to other software development. Non-maintenance capital expenditures for the same period in 2004 were $1.2 million.

On March 2, 2005, Livingston acquired all of the shares of Great Lakes and South Ranch. The initial purchase price of $18.4 million was financed through the revolving line of credit and through the issuance from treasury of 210,600 new Fund units. Additional accrued consideration of US$1.4 million, or Cdn$1.7 million, which includes purchase-related costs of US$0.9 million, or Cdn$1.1 million, was recorded in the first quarter, with an additional Cdn$0.3 million recorded in the third quarter. A working capital adjustment of US$0.6 million, or Cdn$0.7 million, was accounted for in the first quarter and paid in the second quarter. The total purchase price, including the additional accrued consideration and the working capital adjustment, is $19.4 million.

On April 7, 2005, Livingston acquired all of the shares of Searail. The purchase price of $9.4 million was financed in the short term through the revolving line of credit. Under the terms of the purchase agreement, up to an additional $5.1 million is estimated to be paid over the next three years, dependent upon the future earnings generated by the acquired business. Because the earnout will be paid over a three-year period, the potential liability has been discounted at a rate of 4.98%. The current portion of this potential additional purchase consideration of $1.7 million has been included in accrued liabilities, and the long-term portion of $2.9 million has been included in other liabilities. Additional accrued consideration of $0.6 million, including purchase-related costs, was recorded in the quarter ended June 30, 2005.

As part of the bid for the outstanding trust units of PBB Global Logistics Income Fund, Livingston has accrued costs of approximately $1.2 million in the quarter ended September 30, 2005. These expenditures have been included in other assets on the balance sheet pending the outcome of the bid.

Financing Activities
Livingston International has an operating facility, composed of a revolving line of credit and outstanding cheques, used primarily for making government remittances on behalf of clients. This balance fluctuates depending on the timing of payments to governments near the end of each month and the timing of cash receipts from clients.

There was a decrease in the operating facility of $10.3 million for the quarter ended September 30, 2005, compared with a decrease of $2.9 million for the same period in 2004. For the first nine months of 2005, there was a decrease in the operating facility of $24.9 million, compared with a decrease of $3.2 million a year earlier. The decrease in the third quarter of 2005 was primarily a result of improved collections. For the nine months ended September 30, 2005, the operating

P40

facility was reduced due to improved collections, more clients paying duty and GST (goods and services tax) directly to the Canada Border Services Agency (CBSA) and debt temporarily used for acquisitions that were subsequently refinanced with equity.

The current five-year credit facility expires December 16, 2009 and bears interest at varying interest rates between prime and prime plus 1.00%, depending upon certain financial performance ratios. Of the $30-million bank term credit facility, $27.3 million was drawn as at September 30, 2005, unchanged from December 31, 2004. As part of an interest-rate swap, Livingston converted $23 million of this floating-rate debt to fixed-rate debt with an effective rate of 4.98% on June 15, 2005. The effective term bank loan rate for the remaining $4.3 million was 4.27% for the nine months ended September 30, 2005, compared with 4.26% a year earlier. As at September 30, 2005, the term bank loan rate was 4.5%, up from 4.25% as at December 31, 2004.

Cash payments made to unitholders in the third quarter of 2005 were $5.8 million and $16.7 million for the nine-month period ended September 30, 2005. This compares with $5.0 million and $14.7 million, respectively, for the same periods last year.

On April 26, 2005, the Fund issued 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million, by way of a prospectus offering. The net proceeds of $20.8 million were used primarily to repay indebtedness incurred in respect of the recent acquisitions.

The impact of cash flows generated from operations, investing and financing activities brought total cash and cash equivalents to approximately $17 million at September 30, 2005, compared with $10 million at December 31, 2004.

Financial Instruments

Livingston's financial instruments consist of cash and cash equivalents, accounts receivable, an operating facility for government remittances, government remittances payable, accounts payable and accrued liabilities, unitholder distributions payable and long-term debt, as indicated in the Fund's consolidated balance sheet as at September 30, 2005.

There have not been any significant changes to the nature of these financial instruments since December 31, 2004, other than the relatively minor impact of the acquisitions. For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

Contractual Obligations

Livingston has committed to various contractual obligations, and management believes that Livingston will have sufficient resources from its operating cash to meet these obligations as they become due. Contractual obligations are defined as contractual commitments in existence but not paid for as at September 30, 2005.

For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

There have not been any significant changes to the nature of these contractual obligations since December 31, 2004, with the exception of a proposed commitment obtained for a new credit facility to finance the potential acquisition of all the outstanding trust units of PBB. This commitment includes a $120 million five-year term loan and a $130 million operating facility. The Fund has an option to increase the operating facility by $25 million, if commitments are obtained from the syndicate of lenders. Refer to the circular dated October 21, 2005 available from the Investor Relations page of Livingston's web site at www.livingstonintl.com.

Off-Balance-Sheet Arrangements

Livingston has various off-balance-sheet arrangements, including a defined benefit pension plan and a post-retirement benefits plan, a foreign-exchange hedging program, an interest-rate hedging program, the direct GST payment program with clients and bonds that are necessary for Livingston to operate as a customs broker with the CBSA and the U.S. Customs & Border Protection (CBP) agency.

There have not been any significant changes to Livingston's off-balance-sheet arrangements since December 31, 2004, except for the implementation of an interest-rate hedging program in the quarter ended June 30, 2005 and certain amounts outstanding as of September 30, 2005 as indicated below. For more information on off-balance-sheet arrangements, refer to the audited consolidated financial statements for the year ended December 31, 2004 and notes to consolidated financial statements included in the Fund's 2004 Annual Report.

As at September 30, 2005, the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets was $4.2 million, down from $5.3 million at December 31, 2004. This reduction was primarily a result of higher contributions and improved returns on plan assets partially offset by higher past service costs that related to plan changes. Past service costs are amortized on a straight-line basis over the active members' average remaining years of service of 11 years, resulting in unamortized past service costs of $1.4 million as at September 30, 2005. This amount, along with the unamortized net actuarial loss of $4.1 million, when added to the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets, resulted in an accrued asset of $1.3 million. This compares with an accrued liability of $0.1 million at December 31, 2004.

For post-retirement benefits, the Fund had an obligation of $8.4 million as at September 30, 2005 as determined by the actuarial consultants, up from $8.1 million as at December 31, 2004, and an accrued liability of $7.9 million as at September 30, 2005, up by $0.4 million from December 31, 2004.

Livingston is exposed to foreign-exchange risk, as approximately 24% of revenue is earned in U.S. dollars, and has assets and liabilities that are settled in U.S. currency. To reduce the volatility of foreign-exchange fluctuations, Livingston had seven short-term forward-exchange contracts (to be settled within three months) to sell approximately $3.5 million in U.S. currency and recorded an unrealized foreign-exchange gain of $74 thousand as at September 30, 2005, comparable to the realized foreign-exchange gain of $7 thousand when the foreign-exchange contracts were actually settled. As of October 31, 2005, Livingston had five short-term forward-exchange contracts (to be settled within three months) to sell approximately $2.5 million in U.S. currency at an average rate of 1.18.

To minimize exposure to fluctuating interest rates, Livingston entered into an interest-rate swap to convert $23 million of its long-term floating rate debt to fixed-rate debt. The swap has a fixed interest rate of 4.98% with a maturity date of December 16, 2009. Having met the conditions for applying hedge accounting, this interest-rate swap has been accounted for using "synthetic instrument" accounting. Under this method, interest expense is recognized as if the cash flow hedge and the hedged item were a single instrument, i.e. fixed-rate debt.

Transactions with Related Parties

There are regular inter-company activities between Livingston and its subsidiaries during the normal course of business. These transactions and balances are eliminated in the consolidated financial statements of the Fund. Related parties are defined as individuals who can influence the direction or management of the Fund or any of its subsidiaries and are, therefore, the trustees of the Fund or the directors and officers of the Fund's subsidiaries. Neither the Fund nor any of its subsidiaries entered into any material transactions with related parties as defined above in the nine months ended September 30, 2005 or at any time in prior years since the initial public offering was completed in 2002.

Critical Accounting Estimates
Critical accounting estimates require management to make certain judgments and estimates, some of which may be uncertain. Changes in these accounting estimates may have an impact on the financial results of Livingston and the Fund. There have not been any significant changes in critical accounting estimates of the Fund in the first nine months of 2005 relative to 2004, other than the impact of the recent acquisitions.

The fair values of intangible assets, primarily customer relationships and trade names, are determined using the "income approach". This method starts with expected future cash flows that do not reflect revenue or cost synergies. These cash flows are reduced for a contributory asset charge and are then adjusted to present value by applying an appropriate discount rate. Since the valuations are based on estimates and assumptions, changes in these estimates and assumptions could result in adjustments, which could be material.

For more information on critical accounting estimates, see Management's Discussion and Analysis as well as the audited consolidated financial statements for the year ended December 31, 2004 and the notes to the consolidated financial statements included in the Fund's 2004 Annual Report.

Risks and Uncertainties
Information relating to the risks and uncertainties of the Fund and its subsidiaries is summarized in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report and the Fund's Annual Information Form. See also the offering circular dated October 21, 2005 related to the offer for PBB, available from the Investor Relations page of Livingston's web site at www.livingstonintl.com.

On September 8, 2005, Canada's Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, including income funds. The focus of the paper is, among other things, to assess whether the tax system should be modified. It is possible that no changes will be made to the Canadian tax system as a result of this initiative. If, however, changes are made, it cannot be determined at this time how such changes would affect the Fund or its unitholders.

Recently Issued Accounting Standards
As indicated in the Fund's 2004 Annual Report, recently issued accounting standards that may affect the Fund are included in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report. Management is currently evaluating these standards but does not expect there will be a material impact on the Fund in 2005.

Outlook
Livingston expects the remainder of fiscal 2005 to build upon the strengths of the first nine months of the year. The Fund's solid performance is attributable to the strong business model of Livingston International, combined with solid cross-border trade activity and our clients' need to manage the increased complexity created by more stringent border protection.

The acquisitions of Great Lakes, South Ranch and Searail, made during the first half of the year, have already added value for unitholders as their integration proceeds on schedule. Great Lakes has added significantly to revenue from U.S. customs brokerage, while Searail contributed very strongly to revenue growth in vehicle transportation, within other services.

Canadian brokerage is expected to continue to grow, with increased trade volumes and the successful rollout of Livingston's imaging technology solution to more clients. U.S. brokerage should build on the Great Lakes acquisition and the SmartBorder® technology services. The Fund intends to maintain its hedging strategy to reduce the impact of exchange-rate fluctuations.

Livingston expects positive trends in the international trade consulting business to continue after increasing its revenues during the traditionally slower summer months.

The new Transport Canada contract to provide imported vehicle registrations is effective November 1, with revenue flowing through the limited partnership in a new tax-efficient structure, designed to increase distributable cash and enhance value to unitholders.

Livingston anticipates that its transportation management and vehicle transportation areas will continue to benefit from the cross-selling of services.

Although the outlook for the North American economy remains uncertain, Livingston has developed a track record of delivering good performance in varying economic conditions and is confident in its ability to continue to provide value for unitholders.

On October 19, subsequent to the end of the quarter, Livingston took a significant and logical step in its development when it announced its offer to acquire all of the outstanding trust units of PBB Global Logistics Income Fund. Livingston management and the board of trustees believe that the two businesses are a complementary strategic fit that would provide greater long-term value to unitholders of both enterprises. The offer is currently scheduled to close on November 25, 2005.

---

1 While EBITDA (earnings before interest, taxes, other expense (income), depreciation, amortization and impairment of intangible assets) is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful supplemental measure. Investors are cautioned that EBITDA should not be construed as an alternative to net income as an indicator of Livingston's performance or cash flows. Livingston's method of calculating EBITDA may differ from that used by other companies or income trusts and may not be comparable to measures used by other companies or income trusts. See Table 2 on page 12 for a reconciliation of net income to EBITDA.

2 Cash available for distribution, or distributable cash, is not intended to be representative of cash flow or results of operations determined in accordance with Canadian GAAP and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of EBITDA[1] to cash available for distribution, see Table 2 on page 12. The calculation of cash available for distribution specifically excludes other expense (income), which includes realized foreign-currency losses or gains and is, therefore, different from actual cash flow. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution but that are not actually paid during the quarter, thereby creating a difference between cash available for distribution and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution, see Table 3 on page 13.

3 Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations regarding the Fund and Livingston's future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, foreign-exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. These factors should not be considered exhaustive. Although the forward-looking statements are based upon what management believes to be reasonable assumptions, the Fund and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this report. Neither the Fund nor Livingston assumes any obligation to update or revise such statements or any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Fund or Livingston may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements.

P44

Consolidated Balance Sheet

September 30, 2005

(in thousands of dollars)	As at September 30, 2005	As at December 31, 2004
	(unaudited)	
Assets		
Current assets		
Cash and cash equivalents	17,346	9,802
Accounts receivable	171,117	156,017
Prepaid expenses	1,941	1,427
Future income taxes *(note 5)*	755	567
	191,159	167,813
Property, plant and equipment	11,697	9,452
Goodwill	91,041	73,057
Intangibles	54,732	52,077
Future income taxes *(note 5)*	3,699	4,179
Employee future benefits – pension *(note 11)*	1,282	-
Other assets	1,877	839
	355,487	307,417
Liabilities		
Current liabilities		
Operating facility for government remittances	8,395	33,322
Government remittances payable	113,009	76,949
Unitholder distributions payable	2,117	1,767
Accounts payable and accrued liabilities	30,514	20,134
Income taxes payable	1,583	125
Client deposits and advances	9,012	7,840
Long-term debt *(note 4)*	274	-
	164,904	140,137
Long-term debt *(note 4)*	28,697	27,300
Other liabilities	4,034	2,121
Future income taxes *(note 5)*	15,070	17,415
Employee future benefits *(note 11)*	7,870	7,661
	220,575	194,634
Unitholders' Equity *(note 6)*		
Units	164,900	139,972
Accumulated earnings	41,713	27,467
Distributions to unitholders	(71,701)	(54,656)
Deficit	(29,988)	(27,189)
	134,912	112,783
	355,487	307,417

P45

Consolidated Statements of Income and Deficit

For the period ended September 30, 2005

(in thousands of dollars, except per unit amounts, unaudited)	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Net revenues	44,128	35,264	129,147	109,486
Interest income	497	331	1,283	1,067
	44,625	35,595	130,430	110,553
Cost of services	24,191	20,768	70,723	63,066
Selling, general and administrative expenses	9,762	7,997	29,422	25,977
Depreciation	1,486	1,351	4,185	4,035
Amortization	3,229	3,136	10,212	9,479
Impairment of intangible asset	-	-	-	683
Income before the undernoted	5,957	2,343	15,888	7,313
Other expense (income) *(note 10)*	239	(33)	155	93
Interest expense				
Long-term debt	523	439	1,213	1,274
Other	146	133	440	416
	669	572	1,653	1,690
Income before income taxes	5,049	1,804	14,080	5,530
Provision for (recovery of) income taxes				
Current	1,081	(44)	2,945	561
Future	(848)	(612)	(3,111)	(2,873)
	233	(656)	(166)	(2,312)
Net income for the period	4,816	2,460	14,246	7,842
Deficit – beginning of period	(28,845)	(22,567)	(27,189)	(18,193)
Distributions to unitholders	(5,959)	(5,029)	(17,045)	(14,785)
Deficit – end of period	(29,988)	(25,136)	(29,988)	(25,136)
Net income per unit *(note 6)*	0.29	0.16	0.90	0.52

P46

Consolidated Statements of Cash Flows

For the period ended September 30, 2005

Livingston International Income Fund

Third Quarter 2005

(in thousands of dollars, unaudited)	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Cash provided by (used in)				
Operating activities				
Net income for the period	4,816	2,460	14,246	7,842
Adjustment for non-cash items				
Depreciation and amortization	4,715	4,487	14,397	13,514
Future income taxes	(848)	(612)	(3,111)	(2,873)
Other liabilities	(39)	(64)	(89)	(138)
Non-cash interest expense	176	132	260	396
Employee future benefits	(488)	(328)	(1,073)	(840)
Impairment of intangible asset	-	-	-	683
Foreign-exchange loss	508	380	336	115
	8,840	6,455	24,966	18,699
Net change in current assets and liabilities *(note 9)*	22,583	4,867	31,721	9,944
	31,423	11,322	56,687	28,643
Investing activities				
Acquisition of businesses, net of cash and cash equivalents acquired *(note 3)*	(1,363)	(582)	(24,032)	(935)
Increase in other assets	(1,164)	-	(1,164)	-
Property, plant and equipment	(583)	(892)	(2,454)	(2,289)
	(3,110)	(1,474)	(27,650)	(3,224)
Financing activities				
Distributions to unitholders	(5,762)	(5,029)	(16,695)	(14,711)
Issuance of units – net of issuance costs *(note 6)*	-	-	20,789	-
Repayment of long-term debt	(111)	-	(191)	-
Decrease in operating facility	(10,299)	(2,873)	(24,916)	(3,169)
	(16,172)	(7,902)	(21,013)	(17,880)
Foreign-exchange loss on cash held in foreign currency	(507)	(207)	(480)	(203)
Increase in cash and cash equivalents	11,634	1,739	7,544	7,336
Cash and cash equivalents – beginning of period	5,712	11,277	9,802	5,680
Cash and cash equivalents – end of period	17,346	13,016	17,346	13,016
Cash disbursements made for:				
Income taxes	939	652	1,904	1,047
Interest	493	441	1,393	1,294

1. The Fund

Livingston International Income Fund (the "Fund") is a trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated January 4, 2002. The Fund was created to invest in common shares and holds unsecured subordinated notes of Livingston International Inc. All subsidiaries of the Fund are collectively referred to as "Livingston".

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the 2004 audited consolidated financial statements and notes thereto. The financial performance of the Fund for interim periods is not necessarily indicative of the results that may be expected for the full year due to the seasonality of Livingston's business.

2. Summary of Significant Accounting Policies

The Fund prepares its financial statements in accordance with Canadian generally accepted accounting principles. The accounting policies as disclosed in these interim consolidated financial statements are consistent with those followed in the 2004 audited consolidated financial statements.

The Fund has entered into an interest-rate swap to fix the interest rate on $23 million of its long-term debt. The interest-rate swap is accounted for as a cash flow hedge. This interest-rate swap has been accounted for using "synthetic instrument" accounting. Under this method, interest expense is recognized as if the cash flow hedge and the hedged item were a single instrument.

3. Acquisition of Businesses

Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc. ("Great Lakes") and South Ranch, Inc. ("South Ranch") effective March 1, 2005. The purchase price of $19.4 million was temporarily financed through the revolving line of credit and through the issuance of 210,600 new Fund units.

During the quarter ended June 30, 2005, an amount of $0.7 million was paid as a result of the finalization of the working capital adjustment to the purchase price.

During the quarter ended September 30, 2005, the acquisition cost was increased for additional accrued consideration of $0.3 million and the purchase price allocation was adjusted, increasing the goodwill and reducing the intangible assets by $0.2 million.

The preliminary purchase price allocation is set out below.

(in thousands of dollars)	
Cash and cash equivalents	1,225
Accounts receivable and other assets	3,005
Property, plant and equipment	2,013
Intangible assets	9,967
Goodwill	6,968
Accounts payable and accrued liabilities	(2,573)
Long-term debt	(1,183)
	19,422

P48

Consideration:	
Cash (including working capital adjustment of $688)	14,494
Acquisition costs	476
Units (210,600 units)	4,139
Accrued consideration	313
	19,422

Included in accrued liabilities is $0.6 million provided to integrate the operations of the acquired companies with those of Livingston. The integration of operations is expected to continue through fiscal 2005 with completion anticipated during 2006.

The goodwill related to the acquisition is deductible for tax purposes and is related to the U.S. customs brokerage segment.

On April 7, 2005, Livingston acquired all of the shares of Searail Cargo Surveys Ltd. The initial purchase price paid of $9.4 million was temporarily financed through the revolving line of credit. Under the terms of the purchase agreement, up to an additional $5.075 million is estimated to be paid over the next three years, dependent upon the future earnings generated by the acquired business. Since the earnout is considered to be probable and will be paid over a three-year period, the potential liability has been discounted at a rate of 4.98%. The current portion of this additional potential purchase consideration of $1.692 million has been included in accrued liabilities, and the long-term portion of $2.917 million has been included in other liabilities.

The preliminary purchase price allocation is set out below.

(in thousands of dollars)	
Cash and cash equivalents	25
Accounts receivable and other assets	2,182
Property, plant and equipment	1,963
Intangible assets	2,900
Goodwill	11,016
Accounts payable and accrued liabilities	(1,947)
Long-term debt	(746)
Future income taxes	(1,059)
	14,334

Consideration:	
Cash	9,425
Acquisition costs	300
Accrued consideration	4,609
	14,334

Included in accrued liabilities is $0.3 million provided to integrate the operations of the acquired company with those of Livingston. The integration of operations is expected to continue through fiscal 2005 with completion anticipated during 2006.

As a result of the new information, the estimated fair value has been revised for identifiable intangible assets since the initial allocation, and accordingly the purchase price allocation for Searail was adjusted to increase the goodwill by $5.3 million, thereby reducing intangible assets by $8.2 million and reducing future income taxes by $2.9 million.

The goodwill related to this acquisition is not deductible for tax purposes and is related to the other services segment.

The above acquisitions have been accounted for by the purchase method with results of operations included in earnings from the date of acquisition. The purchase price has been allocated to the assets. The cost and the allocation of the acquisitions are subject to change based on the final resolution of these estimates, anticipated by the end of the year. The purchase price of each of the Great Lakes, South Ranch and Searail acquisitions was refinanced with the net proceeds of the equity offering in April 2005.

During the quarter ended September 30, 2005, $0.709 million of additional accrued purchase consideration was paid in respect of the acquisition of the Consultrans Logistics Inc. and Oakville Warehouse and Distribution Inc. In the same quarter, $0.341 million of additional purchase consideration was paid in respect of the acquisition of Osowski and Company International, Inc.

For further information on prior year business acquisitions, see the notes to the audited consolidated financial statements of the Fund for the year ended December 31, 2004.

4. Long-Term Debt

As a result of the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc., Livingston assumed a mortgage and three notes payable in the amount of $1.2 million.

As part of the acquisition of Searail Cargo Surveys Ltd., Livingston assumed four loans in the aggregate amount of $0.7 million.

Effective June 15, 2005, Livingston entered into an interest-rate swap to convert $23 million of its long-term floating rate debt to fixed-rate debt. The swap has a fixed interest rate of 4.98% with a maturity date of December 16, 2009.

(in thousands of dollars)	As at September 30, 2005
Great Lakes Customs Brokerage, Inc.	
Mortgage payable (US$815) due in monthly instalments bearing interest at 6.1%, with a final payment of approximately $515 (US$414) due January 2013	934
Notes payable (US$112) due in monthly instalments bearing interest at 4.7% to 6.2%, maturing between July 2007 and December 2008, and secured by various vehicles	120
	1,054
Searail Cargo Surveys Ltd.	
Loans payable due in monthly instalments bearing interest at 5.0% to 7.0%, maturing between July 2007 and March 2013, and secured by various vehicles	617

Livingston International Inc.	
Term bank loan bearing interest at prime plus varying premiums between 0% and 1% dependent on certain financial performance ratios, due December 16, 2009	4,300
Term bank loan converted to fixed-rate debt by an interest-rate swap at an effective fixed interest rate of 4.98%, due December 16, 2009	23,000
	27,300
Total long-term debt	28,971
Less: current portion	274
Long-term debt	28,697

The mortgage is secured by the owned property occupied by the Great Lakes Customs Brokerage, Inc. operation in Niagara Falls, New York.

5. Income Taxes

The provision for (recovery of) income taxes differs from the provision computed at statutory rates as shown below.

(in thousands of dollars)	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Expected tax at a combined statutory rate of 35.2% (2004: 35.4%)	1,773	638	4,962	1,955
Trust income not taxable	(1,793)	(1,643)	(5,162)	(4,905)
Non-deductible items	112	73	256	223
Effect of foreign tax rates	13	28	40	45
Effect of change in future tax rates	(45)	7	(95)	-
Non-deductible foreign-exchange losses	143	157	83	87
Other items	30	84	(250)	283
	233	(656)	(166)	(2,312)

The tax effects of significant components of temporary differences giving rise to the Fund's future income taxes are set out in the table below.

(in thousands of dollars)	As at September 30, 2005	As at December 31, 2004
Other liabilities	503	524
Employee future benefits	2,245	2,707
Provisions and other temporary differences	1,706	1,515
Total future tax assets	4,454	4,746
Property, plant and equipment	-	50
Intangibles	15,070	17,365
Total future tax liabilities	15,070	17,415
Net future tax liabilities	11,616	12,669
Classified as follows:		
Long-term future tax liabilities	15,070	17,415
Less: current future tax asset	755	567
Less: long-term future tax asset	3,699	4,179
	11,616	12,669

6. Unitholders' Equity

Units

An unlimited number of units may be issued pursuant to the Declaration of Trust. An aggregate of 15,102,600 units was issued and outstanding as at December 31, 2004.

On March 2, 2005, as part of the Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. acquisitions, an additional 210,600 units were issued from treasury. A two-year lock-up period applies to these newly issued units of the Fund, such that, barring special circumstances, 50% will be available for sale on the anniversary date after the first year and the remaining 50% after the second year. As a result of the two-year lock-up period, the units have been discounted at a rate of 10% to reflect the estimated fair value of the units. Each unit is voting and transferable, and represents an equal undivided beneficial interest in the Fund and in any distributions of the Fund.

On April 26, 2005, the Fund issued 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million in a public offering. The gross proceeds were reduced for underwriters', legal and other fees of $1.4 million, resulting in net proceeds of $20.8 million.

The following summarizes the issuance of units during the period.

(in thousands of dollars, except unit amounts)		As at September 30, 2005
	No. of units	$
Units outstanding from inception to December 31, 2004	15,102,600	139,972
Units issued – acquisition of Great Lakes and South Ranch	210,600	4,139
Units issued – cash consideration	1,100,000	20,789
Units outstanding, as at September 30, 2005	16,413,200	164,900

Long-Term Incentive Plan

Key senior management of Livingston are eligible to participate in the long-term incentive plan (the "LTIP"). It is the Fund's policy to record the LTIP amount as an expense relative to the amount of cash available for distribution that is generated by the Fund in accordance with the LTIP policy.

The LTIP amount expensed for the quarter ended September 30, 2005 was $0.79 million and $1.70 million for the nine months ended September 30, 2005.

Net Income per Unit

Net income per unit is calculated using the weighted average number of units outstanding. The weighted average number of units outstanding for the three months ended September 30, 2005 was 16,413,200 (September, 2004: 15,102,600) and 15,904,316 for the nine months ended September 30, 2005 (September 30, 2004: 15,102,600).

7. Segmented Information

The Fund's reportable segments comprise Canadian customs brokerage, United States customs brokerage (which includes the impact of the acquisition of Great Lakes Customs Brokerage, Inc. from March 1, 2005 to September 30, 2005) and international trade consulting. These segments follow the same accounting policies as described in the summary of significant accounting policies, and all intersegment revenues are recorded at exchange amounts. Management evaluates the performance of each segment based on operating segment contribution, which includes salary expense and selling, general and administrative expenses directly attributable to the segment. The segment labelled "other services" includes other business lines of the Fund, such as imported vehicle registration, business outsourcing services, transportation management, vehicle transportation (which includes the impact of the acquisition of Searail Cargo Surveys Ltd. from April 8, 2005 to September 30, 2005), specialized services for trade shows and special events and technology services (as a result of the acquisition of South Ranch, Inc.). Interest expense, other expense (income), income taxes, depreciation and amortization are not taken into account in the evaluation of the performance of the business segments.

Assets do not form part of management's evaluation of the performance of individual segments and are therefore not reported on a segmented basis.

The Fund has no individual client for whom revenues exceed 10% of total net revenues.

Business Segments
(in thousands of dollars)

Three months ended September 30, 2005	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	20,656	10,342	2,050	11,080		44,128
Interest income	497	-	-	-		497
Intersegment revenues	-	-	108	499	(607)	-
Total revenues	21,153	10,342	2,158	11,579	(607)	44,625
Cost of services	(9,906)	(5,355)	(1,671)	(7,259)		(24,191)
Intersegment cost of services			(108)	(499)	607	-
Total cost of services	(9,906)	(5,355)	(1,779)	(7,758)	607	(24,191)
Operating segment contribution	11,247	4,987	379	3,821		20,434
Selling, general and administrative expenses						9,762
Depreciation and amortization						4,715
Interest expense						669
Other expense						239
Income tax expense						233
Net income						4,816

Business Segments (cont'd)
(in thousands of dollars)

Three months ended September 30, 2004	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	17,815	7,992	1,854	7,603		35,264
Interest income	331	-	-	-		331
Intersegment revenues	-	-	67	413	(480)	-
Total revenues	18,146	7,992	1,921	8,016	(480)	35,595
Cost of services	(9,567)	(4,340)	(1,853)	(5,008)		(20,768)
Intersegment cost of services	-	-	(67)	(413)	480	-
Total cost of services	(9,567)	(4,340)	(1,920)	(5,421)	480	(20,768)
Operating segment contribution	8,579	3,652	1	2,595		14,827
Selling, general and administrative expenses						7,997
Depreciation and amortization						4,487
Interest expense						572
Other income						(33)
Income tax recovery						(656)
Net income						2,460

(in thousands of dollars)

Nine months ended September 30, 2005	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	62,959	29,458	6,462	30,268		129,147
Interest income	1,283	-	-	-		1,283
Intersegment revenues	-	-	310	1,489	(1,799)	-
Total revenues	64,242	29,458	6,772	31,770	(1,799)	130,430
Cost of services	(29,361)	(15,952)	(5,101)	(20,309)		(70,723)
Intersegment cost of services			(310)	(1,489)	1,799	-
Total cost of services	(29,361)	(15,952)	(5,411)	(21,798)	1,799	(70,723)
Operating segment contribution	34,881	13,506	1,361	9,959		59,707
Selling, general and administrative expenses						29,422
Depreciation and amortization						14,397
Interest expense						1,653
Other expense						155
Income tax recovery						(166)
Net income						14,246

P54

Business Segments (cont'd)
(in thousands of dollars)

Nine months ended September 30, 2004	Canadian customs brokerage	U.S. customs brokerage	International trade consulting	Other services	Elimination of intersegment revenues	Total
Net revenues	53,923	24,277	6,496	24,790		109,486
Interest income	1,067	-	-	-		1,067
Intersegment revenues	-	-	266	567	(833)	-
Total revenues	54,990	24,277	6,762	25,357	(833)	110,553
Cost of services	(27,528)	(12,945)	(6,262)	(16,331)		(63,066)
Intersegment cost of services	-	-	(266)	(567)	833	-
Total cost of services	(27,528)	(12,945)	(6,528)	(16,898)	833	(63,066)
Operating segment contribution	27,462	11,332	234	8,459		47,487
Selling, general and administrative expenses						25,977
Depreciation and amortization						13,514
Impairment of intangible asset						683
Interest expense						1,690
Other expense						93
Income tax recovery						(2,312)
Net income						7,842

8. Contingencies

The Fund's subsidiaries are involved in litigation and other claims arising in the normal course of business. Management believes that any liability that may arise from such contingencies would not have a significant adverse effect on the financial position of the Fund.

Livingston is subject to audit by tax authorities in both Canada and the United States. Following one such audit by the Province of British Columbia, Livingston received a reassessment for taxes from 1996 to 2002 in the amount of approximately $0.4 million plus interest of $0.2 million in the first quarter of 2004. To avoid incurring additional interest costs, the amount was paid in April 2004; however, as Livingston does not believe that this reassessment is correct, a notice of appeal was filed in June 2004. This amount is included in accounts receivable. Management does not believe that this reassessment, if upheld, will have a material impact on the financial position of the Fund.

Livingston has arranged for an aggregate of approximately $20 million in bonds with the Canada Border Services Agency and the U.S. Customs & Border Protection agency to allow it to operate as a customs broker and to facilitate the release of clients' goods from Customs prior to the payment of duties and taxes.

9. Net Change in Current Assets and Liabilities

(in thousands of dollars)	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Accounts receivable	21,496	(10,019)	(11,863)	(35,722)
Prepaid expenses	(620)	(489)	555	399
Government remittances and accounts payable	1,268	14,809	40,174	43,531
Client deposits and advances	290	160	1,397	(122)
Income taxes payable	149	406	1,458	1,858
	22,583	4,867	31,721	9,944

10. Other Expense (Income)

Included in other expense (income) are unrealized gains or losses arising on the translation of foreign operations and the exchange gains or losses from the translation of U.S.-dollar-denominated monetary assets and liabilities for the three months ended September 30,2005 resulting in a $0.508 million loss ($0.368 million loss for the nine months ended September 30, 2005) and a realized exchange gain of $0.296 million ($0.213 million gain for the nine months ended September 30, 2005).

11. Employee Future Benefits

The defined benefit plan benefits are determined based on a number of actuarial assumptions, such as expected rate of return on assets, projected salary increases, discount rates and mortality rates.

Information about Livingston's benefit plans and significant actuarial assumptions adopted in measuring the company's benefit obligations are set out below.

	Nine months ended September 30, 2005			Year ended December 31, 2004		
(in thousands of dollars)	Defined benefit pension plan	Other benefit plans	Total	Defined benefit pension plan	Other benefit plans	Total
Plan assets						
Fair value – beginning of period	19,624	-	19,624	17,993	-	17,993
Actual return on plan assets	2,080	-	2,080	1,360	-	1,360
Employer contributions	1,995	150	2,145	2,005	206	2,211
Employee contributions	100	-	100	113	-	113
Benefits paid	(1,213)	(150)	(1,363)	(1,847)	(206)	(2,053)
Fair value – end of period	22,586	-	22,586	19,624	-	19,624
Plan obligation						
Accrued benefit obligation – beginning of period	24,939	8,089	33,028	22,857	6,919	29,776
Plan amendments	1,501	-	1,501	-	-	-
Current service costs	311	107	418	364	119	483
Employee contributions	100	-	100	113	-	113
Interest cost	1171	364	1,535	1,411	433	1,844
Benefits paid	(1,213)	(150)	(1,363)	(1,847)	(206)	(2,053)
Actuarial losses	-	-	-	2,041	824	2,865
Accrued plan obligation – end of period	26,809	8,410	35,219	24,939	8,089	33,028
Plan surplus (deficit)						
End of the period plan fair value, less accrued pension obligation	(4,223)	(8,410)	(12,633)	(5,315)	(8,089)	(13,404)
Unamortized net actuarial loss	4,078	479	4,557	5,197	479	5,676
Unamortized past service costs	1,427	61	1,488	-	67	67
Accrued asset (liability)	1,282	(7,870)	(6,588)	(118)	(7,543)	(7,661)

	As of September 30, 2005		As of December 31, 2004	
	Defined benefit pension plan %	Other benefit plans %	Defined benefit pension plan %	Other benefit plans %
Weighted average assumptions				
Discount rate	6.25	6.25	6.25	6.25
Expected return on plan assets	7.50	-	7.50	-
Rate of compensation increase	3.50	3.50	3.50	3.50

The components of pension expense are set out below.

	Three months ended September 30, 2005		Three months ended September 30, 2004	
(in thousands of dollars)	Defined benefit pension plan	Other benefit plans	Defined benefit pension plan	Other benefit plans
Current service cost	108	35	91	29
Interest on obligation	397	122	355	109
Expected return on plan assets	(390)	-	(344)	-
Amortization of actuarial loss	62	-	20	-
Amortization of past service costs	35	2	-	1
	212	159	122	139

	Nine months ended September 30, 2005		*Nine months ended* September 30, 2004	
(in thousands of dollars)	Defined benefit pension plan	Other benefit plans	Defined benefit pension plan	Other benefit plans
Current service cost	311	107	273	87
Interest on obligation	1,171	364	1,062	327
Expected return on plan assets	(1,145)	-	(1,025)	-
Amortization of actuarial loss	184	-	56	-
Amortization of past service costs	74	6	-	3
	595	477	366	417

The Fund's subsidiaries also maintain various defined contribution plans. The employer contributions paid during the quarter ended September 30, 2005 were $0.255 million (2004: $0.231 million) and $0.874 million for the nine months ended September 30, 2005 (2004: $0.923 million).

12. Subsequent Event

Subsequent to September 30, 2005, the Fund announced an offer to acquire all of the outstanding units of PBB Global Logistics Income Fund ("PBB"). The Fund is offering PBB unitholders 0.92 of a unit of Livingston in exchange for each unit of PBB. The Fund also received a commitment for a proposed new credit facility to facilitate the transaction. The facility includes a $120 million five-year term loan and a $130 million operating facility. The Fund has an option to increase the operating facility by $25 million. The offer is scheduled to expire on November 25, 2005, unless otherwise altered or extended.

13. Comparative Amounts

Comparative amounts have been reclassified to conform to the current period presentation.

Head Office
405 The West Mall, Suite 400
Toronto ON M9C 5K7
Canada

416 626-2800
Fax 416 622-3890

investorrelations@livingstonintl.com
www.livingstonintl.com

P58

Exhibit 12

Ownership of Livingston International Inc.

Livingston International Income Fund (the "Fund") commenced operations on February 11, 2002, when it completed an initial public offering and purchased the common shares of Livingston International Inc. ("Livingston" or "Livingston International") from CAI Capital Corporation and other investors. Livingston International is a wholly owned indirect subsidiary of the Fund.

Presentation of Financial Results

This Management's Discussion and Analysis, the accompanying interim unaudited consolidated financial statements of the Fund and notes thereto present the results of the Livingston International Income Fund and its subsidiaries in Canada and the United States, which conduct the Fund's day-to-day business operations, for the three-month and nine-month periods ended September 30, 2005 and September 30, 2004. These interim unaudited financial statements are intended to be read in conjunction with the annual audited financial statements and accompanying notes to the consolidated financial statements for the year ended December 31, 2004, included in the Fund's 2004 Annual Report. This information is available from the Investor Relations page of Livingston's web site at www.livingstonintl.com and also at www.sedar.com. All financial information is presented in Canadian dollars, unless specified otherwise.

Forward-Looking Statements

Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations. Undue reliance should not be placed on forward-looking statements. See footnote 3 on page 18.

Non-GAAP Measures

Livingston has provided, as supplementary information it believes would be useful to investors, some measures, namely EBITDA (earnings before interest, taxes, other expense (income), depreciation and amortization)[1] and cash available for distribution[2], that are not recognized by Canadian generally accepted accounting principles (GAAP). A reconciliation of these measures is included in Table 2 on page 12 and Table 3 on page 13.

Recent Events

Effective March 1, 2005, Livingston acquired all of the shares of Great Lakes Customs Brokerage, Inc. ("Great Lakes") and South Ranch, Inc. ("South Ranch"). Great Lakes' financial results are included with Livingston's U.S. customs brokerage operations and the SmartBorder® technology services acquired with South Ranch are accounted for under other services. Also included in other services are the vehicle transportation results from Searail Cargo Surveys Ltd. ("Searail"), acquired by Livingston on April 7, 2005.

On October 19, 2005, Livingston announced a bid for all of the outstanding trust units of PBB Global Logistics Income Fund ("PBB"). The Fund is offering PBB unitholders 0.92 of a trust unit of Livingston for each unit of PBB (subject to adjustment). This offer is currently scheduled to expire on November 25, 2005. The Fund also received a commitment for a new credit facility to finance the transaction. This commitment includes a $120 million five-year term loan and a $130 million operating facility. For further information with respect to this offer, please refer to the circular dated October 21, 2005 available from the Investors Relations page of Livingston's web site at www.livingstonintl.com and also at www.sedar.com.

Operating Results

Three months ended September 30, 2005

Livingston International, including its subsidiaries, reported record third-quarter revenues and interest income of $44.6 million for the quarter ended September 30, 2005, an increase of 25.4% from the same period in 2004. This increase was due to growth in all business lines: Canadian brokerage services, U.S. brokerage services, international trade consulting, other services and the additional revenues from the acquired businesses.

Cost of services increased by 16.5% over the same quarter in 2004 to $24.2 million in the latest quarter, primarily due to higher costs in Canadian brokerage as well as additional operating costs from the acquired businesses. Cost of services was lower in international trade consulting. The contri-

P60

bution margin improved to $20.4 million in the quarter ended September 30, 2005, or 45.8% of revenue, up from $14.8 million, or 41.7%, for the same period in 2004.

Selling, general and administrative expenses for the quarter were $9.8 million compared with $8.0 million for the same period a year ago. The $1.8 million increase in expenses resulted primarily from higher salary and other costs as well as the inclusion of costs from the acquired businesses. Selling, general and administrative expenses were 21.9% of revenue for the quarter ended September 30, 2005, down from 22.5% in the year-earlier quarter. This reduction was due to the effect of the acquisitions increasing revenues more than the marginal increase in selling, general and administrative expenses.

Net income for the quarter ended September 30, 2005 was $4.8 million, or $0.29 per unit - a record for the third quarter - compared with $2.5 million, or $0.16 per unit, in the quarter ended September 30, 2004. The increase in net income was due to improved overall results and the impact of acquisitions offset by higher income tax expense in the quarter compared with the same period in 2004.

Earnings before interest, taxes, other expense (income), depreciation and amortization (EBITDA[1]) were $10.7 million, also a third-quarter record. EBITDA[1] was 56.3% higher than the same period in 2004, an increase of approximately $3.8 million, and was 23.9% of revenue, up from 19.2% a year ago. The overall contribution of the recent acquisitions to EBITDA[1] was $1.9 million in the quarter.

Depreciation expense for the third quarter was $1.5 million compared with $1.4 million for the same period in 2004. The increase is a result of depreciation on property and equipment acquired in the recent acquisitions, which include facilities, computers and office equipment as well as vehicles used in operations.

When the Fund purchased Livingston International in 2002, part of the purchase price was allocated to intangible assets, which represent the value of client relationships, contracts and technology acquired. Additional intangible assets have been recorded for each subsequent acquisition.

The purchase price for the acquisitions of Great Lakes and South Ranch in the first quarter and Searail in the second quarter has been allocated to the assets acquired and liabilities assumed, based on management's best estimate of fair values. The cost of the acquisitions and the allocation thereof are subject to change based on the final resolution of these estimates. During the quarter ended September 30, 2005, the purchase price allocation for Great Lakes and South Ranch was adjusted by an increase in goodwill and a reduction in intangible assets of $0.2 million and increased goodwill of $0.3 million related to additional purchase consideration. As a result of new information, the estimated fair value has been revised for identifiable intangible assets since the initial allocation, and accordingly the purchase price allocation for Searail was adjusted by increasing the goodwill by $5.3 million, reducing intangible assets by $8.2 million and reducing the future income tax liabilities by $2.9 million.

The potential liability related to the earnout for the Searail acquisition is approximately $5.1 million. Since this is expected to be paid over three years, the potential liability was discounted at a rate of 4.98% at the time of the acquisition. The discount amortized over the three years remaining in the earnout period is treated as interest on long-term debt.

Intangible assets are amortized over the expected periods of benefit, generally from five to 10 years, resulting in a charge of $3.2 million in the quarter, higher than the $3.1 million in the same period in 2004, due to the additional amortization of intangible assets acquired in the recent acquisitions.

In accordance with GAAP, goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired and is not amortized. It is, however, subject to an annual impairment test to determine if the carrying value is below fair value. This was completed at December 31, 2004 with no impairment provision required to be made. There were no circumstances which required an impairment review as at September 30, 2005.

Included in other expense (income) were unrealized and realized losses or gains from the translation of U.S.-dollar-denominated monetary assets and liabilities of Livingston and its subsidiaries. In the quarter ended September 30, 2005, there was a foreign-exchange loss of $0.2 million, compared with a gain of $33 thousand a year ago. Livingston's hedging strategy, using short-term forward-exchange contracts, helped to moderate the impact of currency fluctuations in the quarter. See "Off-Balance-Sheet Arrangements" on page 16 for further information.

Interest expense on long-term debt was $0.5 million for the quarter ended September 30, 2005, higher than $0.4 million in the same quarter in 2004. The increase in interest expense is due to the amortization of the discount related to the potential earnout liability for the acquisition of Searail.

Livingston entered into an interest-rate swap, which fixed the effective interest rate on $23 million of its term debt facility at 4.98% until December 16, 2009. The interest-rate swap had the effect of increasing the interest expense slightly in the quarter ended September 30, 2005 from the same period in 2004. Non-cash interest expense relating to the amortization of deferred finance fees totalled $42 thousand for the quarter ended September 30, 2005, compared with $0.1 million in the same quarter in 2004.

Other interest expense, related to the revolving line of credit for government remittances, was $0.1 million for the quarter ended September 30, 2005, unchanged from the same quarter a year earlier.

Interest income increased in the quarter to $0.5 million, up from $0.3 million a year earlier, as a result of higher interest rates.

While the Fund reported pre-tax income of $5.0 million for the quarter ended September 30, 2005, it recognized income tax expense of $0.2 million, composed of a current tax expense and a future income tax recovery. On pre-tax income of $5.0 million, at an average tax rate of 35.2%, the overall expected income tax expense would be $1.8 million compared with a reported tax expense of $0.2 million. Because the Fund is a mutual fund trust for Canadian income tax purposes, income allocated to unitholders reduced the Fund's income tax expense by $1.8 million, while non-deductible items and changes in income tax rates increased the tax expense by $0.2 million. The future income tax recovery of $0.8 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

Nine months ended September 30, 2005

For the nine months ended September 30, 2005, the Fund's revenues and interest income totalled $130.4 million, 18.0% higher than the same period last year. This increase resulted primarily from growth in Canadian brokerage services, other services and the additional revenues from the acquired businesses.

Cost of services was $70.7 million for the nine-month period, an increase of 12.1% over the same period in 2004. The increase in cost of services came from Canadian customs brokerage and U.S. customs brokerage as well as the additional operating costs from the acquired businesses. Cost of services was lower in international trade consulting. This resulted in a contribution margin increase of $12.2 million to $59.7 million or 25.7% over the same period in 2004. The contribution margin increased to 45.8% of revenue for the nine-month period ended September 30, 2005, up from 43.0% for the same period in 2004.

Higher salary and other costs, plus the additional operating costs of the acquired businesses, affected selling, general and administrative expenses in the nine months ended September 30, 2005, which increased by $3.4 million from a year ago to $29.4 million. As a per cent of revenue, the selling, general and administrative expenses declined to 22.6% in the nine-month period ended September 30, 2005 from 23.5% for the same period in 2004, again due to the increase in revenue from the acquired businesses while the increase in costs was lower.

For the nine months ended September 30, 2005, net income was $14.2 million, or $0.90 per unit, compared with $7.8 million, or $0.52 per unit, for the same period in 2004. EBITDA[1] for the first nine months of 2005 increased by $8.8 million or 40.8% to $30.3 million or 23.2% of revenue. This compares with $21.5 million or 19.5% of revenue for the same period in 2004. The acquisitions have contributed $3.8 million to EBITDA[1] since the respective dates of acquisition.

Depreciation expense was higher by $0.2 million for the nine months ended September 30, 2005 from a year earlier at $4.2 million. Amortization of intangible assets was $10.2 million compared with $9.5 million for the same period in 2004, again as a result of the recent acquisitions.

Under other expense (income), there was a foreign-exchange loss of $0.2 million for the nine months ended September 30, 2005, compared with a foreign-exchange loss of $0.1 million for the same period in 2004.

Interest expense on long-term debt for the nine months was $1.2 million compared with $1.3 million for the nine months ended September 30, 2004, primarily as a result of lower amortization of deferred finance fees.

Other interest expense was $0.4 million for the nine months of 2005, unchanged from the same period in 2004.

Higher interest rates in the first nine months of 2005, compared to a year earlier, resulted in an

Table 1 **Quarterly Consolidated Statement of Income**
For the quarters ending from December 31, 2004 to September 30, 2005
(in thousands of dollars, except per unit amounts and thousands of units)

Quarter ended	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Net revenues	44,128	46,773	38,246	36,820
Interest income	497	430	356	381
	44,625	47,203	38,602	37,201
Cost of services	24,191	24,753	21,779	20,850
Contribution margin	20,434	22,450	16,823	16,351
Selling, general and administrative expenses	9,762	10,093	9,567	8,894
EBITDA[1]	10,672	12,357	7,256	7,457
Depreciation	1,486	1,516	1,183	1,278
Amortization	3,229	3,788	3,195	3,135
Impairment of an intangible asset	-	-	-	-
Income before the undernoted	5,957	7,053	2,878	3,044
Other (income) expense	239	(1)	(83)	186
Interest expense				
Long-term debt	523	353	337	507
Other	146	158	136	165
	669	511	473	672
Income before income taxes	5,049	6,543	2,488	2,186
Provision for (recovery of) income taxes				
Current	1,081	1,305	559	426
Future	(848)	(1,277)	(986)	(1,399)
	233	28	(427)	(973)
Net income for the period	4,816	6,515	2,915	3,159
Net income per unit	0.29	0.40	0.19	0.21
Weighted average units outstanding*	16,413.2	16,111.0	15,175.1	15,102.6

P63

increase of $0.2 million in interest income to $1.3 million for the nine months ended September 30, 2005.

For the first three quarters of 2005, the Fund reported pre-tax income of $14.1 million and recognized an income tax recovery of $0.2 million. The recovery comprised current tax expense of $2.9 million and a future income tax recovery of $3.1 million. On pre-tax income of $14.1 million, at an average tax rate of 35.2%, the overall expected income tax expense would be $5.0 million, compared with a reported tax recovery of $0.2 million. Income allocated to unitholders reduced the Fund's income tax expense by $5.2 million, while non-deductible items and changes in income tax rates had a marginal impact on the tax expense. The future income tax recovery of $3.1 million related to a reduction in future tax liabilities, primarily as a result of the amortization of intangible assets.

A summary of the consolidated statement of income for the Fund for the past eight quarters is included in Table 1 opposite and below.

Table 1 (cont'd)

Quarterly Consolidated Statement of Income
For the quarters ending from December 31, 2003 to September 30, 2004
(in thousands of dollars, except per unit amounts and thousands of units)

Quarter ended	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Net revenues	35,264	39,470	34,752	34,646
Interest income	331	333	403	593
	35,595	39,803	35,155	35,239
Cost of services	20,768	21,518	20,780	20,112
Contribution margin	14,827	18,285	14,375	15,127
Selling, general and administrative expenses	7,997	9,215	8,765	7,701
EBITDA[1]	6,830	9,070	5,610	7,426
Depreciation	1,351	1,323	1,361	1,402
Amortization	3,136	3,172	3,171	3,332
Impairment of an intangible asset	-	683	-	-
Income before the undernoted	2,343	3,892	1,078	2,692
Other expense (income)	(33)	145	(19)	(211)
Interest expense				
Long-term debt	439	403	432	564
Other	133	122	161	145
	572	525	593	709
Income before income taxes	1,804	3,222	504	2,194
Provision for (recovery of) income taxes				
Current	(44)	574	31	(9)
Future	(612)	(1,083)	(1,178)	781
	(656)	(509)	(1,147)	772
Net income for the period	2,460	3,731	1,651	1,422
Net income per unit	0.16	0.25	0.11	0.10
Weighted average units outstanding*	15,102.6	15,102.6	15,102.6	15,102.6

* On March 2, 2005, as part of the Great Lakes and South Ranch acquisitions, an additional 210,600 units were issued from treasury, increasing the number of units to 15,313,200 from 15,102,600. On April 26, 2005, the Fund issued 1.1 million units from treasury in a public offering, increasing the number of units to 16,413,200 from 15,313,200. The weighted average number of units outstanding for each of the past eight quarters is indicated in the tables above. The weighted average number of units outstanding for the nine-month period ended September 30, 2005 was 15,904,316 versus 15,102,600 units from inception to December 31, 2004.

Canadian Customs Brokerage

Revenues for the quarter ended September 30, 2005 increased by approximately 16.6% to $21.2 million, due to an increase of approximately 7.4% in import volumes from new and existing clients into Canada and the provision of additional value-added services compared to the year-earlier quarter. Interest income also increased due to higher interest rates than in the same period in 2004.

Cost of services increased by 3.5% to $9.9 million in the quarter over the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The implementation of imaging technology throughout the Canadian customs brokerage operation helped keep the cost increase to a relatively minimal amount. The contribution margin rose to $11.2 million, or 53.2% of revenues, in the quarter ended September 30, 2005 from approximately $8.6 million, or 47.3% of revenues, a year earlier.

For the nine months ended September 30, 2005, revenue increased by approximately 16.8% to $64.2 million, due to approximately 9.8% higher import volumes from new and existing clients into Canada and higher revenue per transaction than in the same period of 2004. Higher interest rates than a year earlier resulted in increased interest income in the first nine months of 2005.

Cost of services for the nine months ended September 30, 2005 was $29.4 million, 6.7% higher than the same period in 2004, primarily due to higher salary and other costs to support the increased revenues. The contribution margin was up in the nine months ended September 30, 2005 from approximately $27.5 million or 49.9% of revenues in 2004 to $34.9 million or 54.3% of revenues.

U.S. Customs Brokerage

In Canadian dollars, overall revenues for the quarter ended September 30, 2005 increased by 29.4% from a year earlier to $10.3 million. The provision of additional value-added services to clients and higher trade volumes into the United States increased revenue by 10.0% and 0.3% respectively. This was offset by the effect of the foreign-exchange translation of U.S.-dollar revenues into Canadian dollars, which reduced revenue by $0.7 million or 9.1% of revenues. Great Lakes contributed $2.3 million in revenue in the quarter.

The average Canada-United States currency-exchange rate for the third quarter was 1.20 compared with 1.31 for the same period in 2004. In U.S. dollars, overall 2005 revenues in the third quarter for the U.S. brokerage operation were up $2.5 million or 41.2% over 2004, as a result of additional value-added services provided and the inclusion of the results of Great Lakes.

In Canadian dollars, the overall cost of services for the U.S. customs brokerage operation in the quarter rose by $1.0 million or 23.4% from a year earlier to $5.4 million. The main reasons for this increase were higher salary and other costs, which increased by $0.3 million, and the additional operating expenses of the Great Lakes operations of $1.0 million. This was offset by the favourable foreign-exchange translation of U.S.-dollar costs into Canadian dollars, resulting in a cost reduction of approximately $0.3 million compared with 2004.

In U.S. dollars, the overall cost of services for the U.S. brokerage operation in the third quarter increased by approximately $1.1 million or 32.5% over the same period in 2004, due primarily to higher salary and other costs and the addition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation, in Canadian dollars, was $5.0 million or 48.2% of revenues for the quarter ended September 30, 2005, compared to $3.7 million or 45.7% in the year-earlier quarter.

For the nine months ended September 30, 2005, revenues in Canadian dollars rose to $29.5 million, a 21.3% increase from the same period in 2004. The provision of additional value-added services to clients contributed 8.5% of the higher revenue. Offsetting this was a 0.3% reduction in trade volumes into the United States and the impact of foreign-exchange translation, which reduced revenue by $2.1 million or 8.6%. Great Lakes contributed 21.7% or $5.3 million in additional revenue.

The average Canada-United States currency-exchange rate for the nine-month period ended September 30, 2005 was 1.22 compared with 1.33 for the same period in 2004. In U.S. dollars, overall 2005 revenues for the U.S. brokerage operation were up $5.8 million or 32.0% over 2004, as a result of additional value-added services provided and the addition of Great Lakes.

For the nine months ended September 30, 2005, the overall cost of services in Canadian dollars for the U.S. customs brokerage operation was up from a year earlier by $3.0 million or 23.2% to $16.0 million. This increase was mainly due to higher salary and other costs of $1.6 million and the additional operating expenses for the Great Lakes operation of $2.6 million, compared with the same period in 2004. The favourable foreign-exchange translation of U.S.-dollar costs into Canadian dollars resulted in a cost reduction of approximately $1.2 million from 2004. In U.S. dollars, the overall cost of services for the U.S. brokerage operation for the nine months ended September 30, 2005 increased by $3.3 million or approximately 33.8% over the same period in 2004, due primarily to higher salary and other costs and the acquisition of the Great Lakes operation.

The contribution margin for the U.S. customs brokerage operation, in Canadian dollars, was $13.5 million or 45.8% of revenues for the nine months ended September 30, 2005, compared with $11.3 million or 46.7% a year earlier.

International Trade Consulting

Revenues in the quarter ended September 30, 2005 were up from a year earlier to $2.1 million, primarily due to higher volumes in the data management area and improved results from post-entry work and refund claims. This was partially offset by lower revenues from the U.S. consulting business.

Compared with the third quarter of 2004, cost of services decreased by approximately $0.2 million or 9.8% to $1.7 million for the quarter ended September 30, 2005. The lower costs resulted from lower salary and other costs as this segment continued to realign its cost structure. The higher revenues and lower cost of services improved the contribution margin to $0.4 million or 18.5% of revenues in the latest quarter from $1 thousand or 0.1% a year ago.

For the nine months ended September 30, 2005, revenues remained unchanged at $6.5 million relative to the same period in 2004. Higher revenues from post-entry work and refund claims offset lower volumes in the data management area.

For the nine months ended September 30, 2005, cost of services decreased by approximately $1.2 million or 18.5% from a year earlier to $5.1 million. Changing the consulting services cost structure while maintaining revenues improved the contribution margin to $1.4 million or 21.1% of revenues in 2005 from $0.2 million or 3.6% of revenues a year earlier.

Other Services

Revenues rose to $11.1 million in the quarter ended September 30, 2005, a 45.7% or $3.5 million increase over the same period in 2004, primarily due to higher volumes in imported vehicle registrations and from vehicle transportation revenues from the recent acquisition of Searail. These were offset by lower revenues from specialized services for trade shows and special events, compared with a year earlier. Revenue from business outsourcing operations was comparable with the year-earlier period.

Cost of services was up by 44.9% or $2.3 million in the quarter ended September 30, 2005 from the same period in 2004. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and from the acquired businesses. The contribution margin for the quarter ended September 30, 2005 increased by $1.2 million to $3.8 million or 34.5% of revenues, from $2.6 million or 34.1% of revenues in 2004.

For the nine-month period ended September 30, 2005, revenues increased by 22.1% or $5.5 million from a year earlier to $30.3 million, primarily due to increased volumes in imported vehicle registrations and revenue from the acquired businesses. Revenues from business outsourcing operations and transportation management were slightly higher than a year earlier. This was offset by lower revenues from specialized services for trade shows and special events. Revenues for the first nine months of 2004 benefitted from $1.9 million from the Canada Post Corporation contract that was not renewed.

Cost of services for the nine months ended September 30, 2005 was up by $4.0 million or 24.4% from $16.3 million a year earlier to $20.3 million. This resulted primarily from increased costs to support the additional revenues in imported vehicle registrations and the acquired businesses. Costs were reduced by $1.4 million in the nine months ended September 30, 2005, due to the non-renewal of the Canada Post contract. The contribution margin was $10.0 million or 32.9% of revenues in the nine months ended September 30, 2005, compared with $8.5 million or 34.1% of revenues in 2004.

Distributions

The Fund generated a record third-quarter $8.6 million, or $0.524 per unit, of cash available for distribution[2] in the quarter ended September 30, 2005. The increase of $2.8 million over $5.8 million, or $0.385 per unit a year earlier, was primarily due to improved EBITDA[1] contribution from existing businesses and the addition of Great Lakes and Searail, offset somewhat by higher income taxes. Cash available for distribution[2] for the third quarter was calculated by deducting cash interest of $0.5 million, maintenance capital expenditures of $0.5 million and income tax expense of $1.1 million from EBITDA[1] of $10.7 million, as indicated in Table 2 opposite.

Distributions of $6.0 million or $0.363 per unit for the quarter ended September 30, 2005 were up from $5.0 million or $0.333 per unit in the same period in 2004. The payout ratio, or actual distributions expressed as a percentage of cash available for distribution[2], was 69.2% for the quarter ended September 30, 2005, lower than the 86.5% in the same period in 2004.

For the nine months ended September 30, 2005, the Fund generated $24.1 million or $1.515 per unit of cash available for distribution[2], up from $18.5 million or $1.227 per unit in the same period in 2004. Cash available for distribution[2] for the first nine months of 2005 was calculated by deducting cash interest of $1.4 million, maintenance capital expenditures of $1.9 million and income tax expense of $2.9 million from EBITDA[1] of $30.3 million, as shown in Table 2 opposite.

Distributions of $17.0 million or $1.072 per unit were declared for the nine months ended September 30, 2005, up from $14.8 million or $0.979 per unit a year earlier. The payout ratio was 70.7% for the first nine months of 2005, lower than the 79.8% for the same period in 2004. This was primarily due to the improved results and partially offset by higher maintenance capital expenditures and higher taxes incurred on the higher EBITDA[1] generated in the nine months of 2005.

From inception to September 30, 2005, the Fund's average payout ratio has been 78.6% and the aggregate excess of cash available for distribution[2] over actual distributions has been $19.6 million. The excess cash has been used to reduce Livingston's revolving line of credit and to fund certain non-maintenance capital expenditures.

Liquidity and Capital Resources

On December 16, 2004, Livingston renegotiated its credit facility for five years. The new $100 million syndicated credit facility bears interest at various rates between prime and prime plus 1.00%, dependent upon certain financial performance ratios. Of the $100 million syndicated credit facility, $70 million is a revolving line of credit and overdraft credit facility, and the remaining $30 million is a term facility, of which $27.3 million was drawn as at September 30, 2005. A portion of the $70 million revolving term facility is required typically at the beginning of each month to facilitate the payment of government remittances on behalf of Livingston clients. This is reduced throughout the month as payments are received from clients. The facility was increased to allow for additional capacity to finance acquisitions and certain capital expenditures.

Table 2

Cash Available for Distribution[2] and EBITDA[1]
From February 11, 2002 to September 30, 2005
(in thousands of dollars, except per unit amounts)

	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004	Feb. 11, 2002 to Dec. 31, 2004
Net income	4,816	2,460	14,246	7,842	27,467
Add (deduct):					
Provision for (recovery of) income taxes	233	(656)	(166)	(2,312)	(8,190)
Interest expense	669	572	1,653	1,690	7,044
Other expense (income)	239	(33)	155	93	2,734
Depreciation	1,486	1,351	4,185	4,035	16,378
Amortization	3,229	3,136	10,212	9,479	35,186
Impairment of an intangible asset	-		-	683	683
EBITDA[1]	10,672	6,830	30,285	21,510	81,302
Less:					
Cash interest expense †	493	441	1,393	1,294	5,490
Maintenance capital expenditures ††	492	621	1,851	1,120	5,978
Cash income taxes †††	1,081	(44)	2,945	561	2,657
Cash available for distribution[2]	8,606	5,812	24,096	18,535	67,177
Distributions to unitholders *	5,959	5,029	17,045	14,785	54,656
Excess of cash available for distribution[2] over actual distributions	2,647	783	7,051	3,750	12,521
Payout ratio **	69.2%	86.5%	70.7%	79.8%	81.4%
Per unit in dollars ***					
Cash available for distribution[2]	0.524	0.385	1.515	1.227	4.448
Distributions to unitholders *	0.363	0.333	1.072	0.979	3.619
Excess of cash available for distribution[2] over actual distributions	0.161	0.052	0.443	0.248	0.829
Payout ratio since Fund's inception **	78.6%	80.6%	78.6%	80.6%	81.4%

* Distributions are in respect of the quarterly distribution declared, not what was paid in the quarter.

** The payout ratio is calculated by dividing the distributions to unitholders by cash available for distribution[2].

*** On March 2, 2005, as part of the Great Lakes and South Ranch acquisitions, an additional 210,600 units were issued from treasury, increasing the number of units to 15,313,200 from 15,102,600. On April 26, 2005, in a public offering, the Fund issued 1,100,000 units from treasury, increasing the number of units to 16,413,200 from 15,313,200. The weighted average number of units outstanding for the nine-month period ended September 30, 2005 was 15,904,316 versus 15,102,600 units from inception to December 31, 2004.

† Cash interest expense is interest expense calculated in accordance with GAAP, less amortization of deferred finance fees.

†† Maintenance capital expenditures are additions, replacements or improvements to property, plant and equipment to maintain Livingston's business operations. These expenditures involve the replacement of information technology equipment and software as well as the improvement of facilities.

††† *Cash income taxes are current income taxes calculated in accordance with GAAP.*

As part of the Great Lakes acquisition, Livingston assumed a mortgage and three notes payable in the aggregate amount of $1.2 million. The mortgage is payable in monthly instalments bearing interest at 6.1% per annum, with a final payment of approximately $0.5 million due in January 2013. The mortgage is secured by an owned property located in Niagara Falls, New York. The three notes are payable in monthly instalments bearing interest between 4.7% and 6.2% per annum, maturing between July 2007 and December 2008 and are secured by various vehicles used in the business.

As part of the Searail acquisition, Livingston assumed four loans in the aggregate amount of $0.7 million and secured by vehicles used in the business. The loans are payable in monthly instalments bearing interest between 5.0% and 7.0%, maturing between July 2007 and March 2013.

Cash Flow from Operations

For the quarter ended September 30, 2005, Livingston International generated $8.8 million of cash flow from operations, prior to net changes in current assets and liabilities, up from $6.5 million in the same period in 2004. There was a $22.6 million increase in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities, primarily due to the reduction in accounts receivable of $21.5 million in the quarter.

For the nine months ended September 30, 2005, Livingston International generated $25.0 million of cash flow from operations, prior to net changes in current assets and liabilities, up from $18.7 million a year earlier. There was a $31.7 million increase in cash and cash equivalents arising from changes in non-cash-related current assets and liabilities in the quarter, primarily due to higher government remittances, accounts payable and other liabilities of $43.6 million, offset by higher accounts receivable of $11.9 million.

Because cash flow from operations has been determined in accordance with Canadian GAAP, management believes that the reconciliation of this measure to cash available for distribution[2] provides useful supplemental information for investors, as shown in Table 3 below.

Table 3 **Reconciliation of Cash Flow from Operations to Cash Available for Distribution[2]**
For the periods ended September 30, 2005 and 2004
(in thousands of dollars)

	Three months ended Sept. 30, 2005	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2005	Nine months ended Sept. 30, 2004
Cash flow from operations*	8,840	6,455	24,966	18,699
Other liabilities	39	64	89	138
Employee future benefits	488	328	1,073	840
Unrealized foreign-exchange gains	(508)	(380)	(336)	(115)
Other expense (income)	239	(33)	155	93
Maintenance capital expenditures	(492)	(621)	(1,851)	(1,120)
Other	-	(1)	-	-
Cash available for distribution[2]	8,606	5,812	24,096	18,535

* Prior to net change in current assets and liabilities.

P69

Capital Expenditures and Other Investing Activities

Livingston incurred capital expenditures of $0.6 million for the quarter ended September 30, 2005, compared with $0.9 million for the same quarter of 2004. In the latest quarter, $0.5 million was maintenance capital expenditures, up from $0.4 million in 2004, and related to the improvement of office facilities, the replacement of workstations and the upgrade of software programs. The remaining $0.1 million in third-quarter capital expenditures related to other software development. Non-maintenance capital expenditures were $0.5 million for the third quarter in 2004. These expenditures are temporarily financed through Livingston's operating line of credit until drawn on its term bank debt facility.

For the nine months ended September 30, 2005, Livingston incurred capital expenditures of $2.5 million, compared with $2.3 million for the same quarter of 2004. In the nine months ended September 30, 2005, $1.9 million was maintenance capital expenditures, up from $1.1 million in 2004, related to the improvement of office facilities, the replacement of workstations, the replacement of trucks and the upgrade of software programs. The remaining $0.6 million in capital expenditures related to other software development. Non-maintenance capital expenditures for the same period in 2004 were $1.2 million.

On March 2, 2005, Livingston acquired all of the shares of Great Lakes and South Ranch. The initial purchase price of $18.4 million was financed through the revolving line of credit and through the issuance from treasury of 210,600 new Fund units. Additional accrued consideration of US$1.4 million, or Cdn$1.7 million, which includes purchase-related costs of US$0.9 million, or Cdn$1.1 million, was recorded in the first quarter, with an additional Cdn$0.3 million recorded in the third quarter. A working capital adjustment of US$0.6 million, or Cdn$0.7 million, was accounted for in the first quarter and paid in the second quarter. The total purchase price, including the additional accrued consideration and the working capital adjustment, is $19.4 million.

On April 7, 2005, Livingston acquired all of the shares of Searail. The purchase price of $9.4 million was financed in the short term through the revolving line of credit. Under the terms of the purchase agreement, up to an additional $5.1 million is estimated to be paid over the next three years, dependent upon the future earnings generated by the acquired business. Because the earnout will be paid over a three-year period, the potential liability has been discounted at a rate of 4.98%. The current portion of this potential additional purchase consideration of $1.7 million has been included in accrued liabilities, and the long-term portion of $2.9 million has been included in other liabilities. Additional accrued consideration of $0.6 million, including purchase-related costs, was recorded in the quarter ended June 30, 2005.

As part of the bid for the outstanding trust units of PBB Global Logistics Income Fund, Livingston has accrued costs of approximately $1.2 million in the quarter ended September 30, 2005. These expenditures have been included in other assets on the balance sheet pending the outcome of the bid.

Financing Activities

Livingston International has an operating facility, composed of a revolving line of credit and outstanding cheques, used primarily for making government remittances on behalf of clients. This balance fluctuates depending on the timing of payments to governments near the end of each month and the timing of cash receipts from clients.

There was a decrease in the operating facility of $10.3 million for the quarter ended September 30, 2005, compared with a decrease of $2.9 million for the same period in 2004. For the first nine months of 2005, there was a decrease in the operating facility of $24.9 million, compared with a decrease of $3.2 million a year earlier. The decrease in the third quarter of 2005 was primarily a result of improved collections. For the nine months ended September 30, 2005, the operating facility was reduced due to improved collections, more clients paying duty and GST (goods and services tax) directly to the Canada Border Services Agency (CBSA) and debt temporarily used for acquisitions that were subsequently refinanced with equity.

The current five-year credit facility expires December 16, 2009 and bears interest at varying interest rates between prime and prime plus 1.00%, depending upon certain financial performance ratios. Of the $30-million bank term credit facility, $27.3 million was drawn as at September 30, 2005, unchanged from December 31, 2004. As part of an interest-rate swap, Livingston converted $23 million of this floating-rate debt to fixed-rate debt with an effective rate of 4.98% on June 15, 2005. The effective term bank loan rate for the remaining $4.3 million was 4.27% for the nine months ended September 30, 2005, compared with 4.26% a year earlier. As at September 30, 2005, the term bank loan rate was 4.5%, up from 4.25% as at December 31, 2004.

Cash payments made to unitholders in the third quarter of 2005 were $5.8 million and $16.7 million for the nine-month period ended September 30, 2005. This compares with $5.0 million and $14.7 million, respectively, for the same periods last year.

On April 26, 2005, the Fund issued 1.1 million units from treasury at a price of $20.15 per unit, for gross proceeds of $22.2 million, by way of a prospectus offering. The net proceeds of $20.8 million were used primarily to repay indebtedness incurred in respect of the recent acquisitions.

The impact of cash flows generated from operations, investing and financing activities brought total cash and cash equivalents to approximately $17 million at September 30, 2005, compared with $10 million at December 31, 2004.

Financial Instruments

Livingston's financial instruments consist of cash and cash equivalents, accounts receivable, an operating facility for government remittances, government remittances payable, accounts payable and accrued liabilities, unitholder distributions payable and long-term debt, as indicated in the Fund's consolidated balance sheet as at September 30, 2005.

There have not been any significant changes to the nature of these financial instruments since December 31, 2004, other than the relatively minor impact of the acquisitions. For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

Contractual Obligations

Livingston has committed to various contractual obligations, and management believes that Livingston will have sufficient resources from its operating cash to meet these obligations as they become due. Contractual obligations are defined as contractual commitments in existence but not paid for as at September 30, 2005.

For more information, refer to the audited consolidated financial statements for the year ended December 31, 2004 and the notes to consolidated financial statements included in the Fund's 2004 Annual Report.

There have not been any significant changes to the nature of these contractual obligations since December 31, 2004, with the exception of a proposed commitment obtained for a new credit facility to finance the potential acquisition of all the outstanding trust units of PBB. This commitment includes a $120 million five-year term loan and a $130 million operating facility. The Fund has an option to increase the operating facility by $25 million, if commitments are obtained from the syndicate of lenders. Refer to the circular dated October 21, 2005 available from the Investor Relations page of Livingston's web site at www.livingstonintl.com.

Off-Balance-Sheet Arrangements
Livingston has various off-balance-sheet arrangements, including a defined benefit pension plan and a post-retirement benefits plan, a foreign-exchange hedging program, an interest-rate hedging program, the direct GST payment program with clients and bonds that are necessary for Livingston to operate as a customs broker with the CBSA and the U.S. Customs & Border Protection (CBP) agency.

There have not been any significant changes to Livingston's off-balance-sheet arrangements since December 31, 2004, except for the implementation of an interest-rate hedging program in the quarter ended June 30, 2005 and certain amounts outstanding as of September 30, 2005 as indicated below. For more information on off-balance-sheet arrangements, refer to the audited consolidated financial statements for the year ended December 31, 2004 and notes to consolidated financial statements included in the Fund's 2004 Annual Report.

As at September 30, 2005, the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets was $4.2 million, down from $5.3 million at December 31, 2004. This reduction was primarily a result of higher contributions and improved returns on plan assets partially offset by higher past service costs that related to plan changes. Past service costs are amortized on a straight-line basis over the active members' average remaining years of service of 11 years, resulting in unamortized past service costs of $1.4 million as at September 30, 2005. This amount, along with the unamortized net actuarial loss of $4.1 million, when added to the actuarial obligation of the Fund's defined benefit pension plan in excess of the fair value of pension assets, resulted in an accrued asset of $1.3 million. This compares with an accrued liability of $0.1 million at December 31, 2004.

For post-retirement benefits, the Fund had an obligation of $8.4 million as at September 30, 2005 as determined by the actuarial consultants, up from $8.1 million as at December 31, 2004, and an accrued liability of $7.9 million as at September 30, 2005, up by $0.4 million from December 31, 2004.

Livingston is exposed to foreign-exchange risk, as approximately 24% of revenue is earned in U.S. dollars, and has assets and liabilities that are settled in U.S. currency. To reduce the volatility of foreign-exchange fluctuations, Livingston had seven short-term forward-exchange contracts (to be settled within three months) to sell approximately $3.5 million in U.S. currency and recorded an unrealized foreign-exchange gain of $74 thousand as at September 30, 2005, comparable to the realized foreign-exchange gain of $7 thousand when the foreign-exchange contracts were actually settled. As of October 31, 2005, Livingston had five short-term forward-exchange contracts (to be settled within three months) to sell approximately $2.5 million in U.S. currency at an average rate of 1.18.

To minimize exposure to fluctuating interest rates, Livingston entered into an interest-rate swap to convert $23 million of its long-term floating rate debt to fixed-rate debt. The swap has a fixed interest rate of 4.98% with a maturity date of December 16, 2009. Having met the conditions for applying hedge accounting, this interest-rate swap has been accounted for using "synthetic instrument" accounting. Under this method, interest expense is recognized as if the cash flow hedge and the hedged item were a single instrument, i.e. fixed-rate debt.

Transactions with Related Parties
There are regular inter-company activities between Livingston and its subsidiaries during the normal course of business. These transactions and balances are eliminated in the consolidated financial statements of the Fund. Related parties are defined as individuals who can influence the direction or management of the Fund or any of its subsidiaries and are, therefore, the trustees of the Fund or the directors and officers of the Fund's

P72

subsidiaries. Neither the Fund nor any of its subsidiaries entered into any material transactions with related parties as defined above in the nine months ended September 30, 2005 or at any time in prior years since the initial public offering was completed in 2002.

Critical Accounting Estimates

Critical accounting estimates require management to make certain judgments and estimates, some of which may be uncertain. Changes in these accounting estimates may have an impact on the financial results of Livingston and the Fund. There have not been any significant changes in critical accounting estimates of the Fund in the first nine months of 2005 relative to 2004, other than the impact of the recent acquisitions.

The fair values of intangible assets, primarily customer relationships and trade names, are determined using the "income approach". This method starts with expected future cash flows that do not reflect revenue or cost synergies. These cash flows are reduced for a contributory asset charge and are then adjusted to present value by applying an appropriate discount rate. Since the valuations are based on estimates and assumptions, changes in these estimates and assumptions could result in adjustments, which could be material.

For more information on critical accounting estimates, see Management's Discussion and Analysis as well as the audited consolidated financial statements for the year ended December 31, 2004 and the notes to the consolidated financial statements included in the Fund's 2004 Annual Report.

Risks and Uncertainties

Information relating to the risks and uncertainties of the Fund and its subsidiaries is summarized in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report and the Fund's Annual Information Form. See also the offering circular dated October 21, 2005 related to the offer for PBB, available from the Investor Relations page of Livingston's web site at www.livingstonintl.com.

On September 8, 2005, Canada's Department of Finance released a consultation paper and launched public consultations on tax and other issues related to publicly listed flow-through entities, including income funds. The focus of the paper is, among other things, to assess whether the tax system should be modified. It is possible that no changes will be made to the Canadian tax system as a result of this initiative. If, however, changes are made, it cannot be determined at this time how such changes would affect the Fund or its unitholders.

Recently Issued Accounting Standards

As indicated in the Fund's 2004 Annual Report, recently issued accounting standards that may affect the Fund are included in the Management's Discussion and Analysis section of the Fund's 2004 Annual Report. Management is currently evaluating these standards but does not expect there will be a material impact on the Fund in 2005.

Outlook

Livingston expects the remainder of fiscal 2005 to build upon the strengths of the first nine months of the year. The Fund's solid performance is attributable to the strong business model of Livingston International, combined with solid cross-border trade activity and our clients' need to manage the increased complexity created by more stringent border protection.

The acquisitions of Great Lakes, South Ranch and Searail, made during the first half of the year, have already added value for unitholders as their integration proceeds on schedule. Great Lakes has added significantly to revenue from U.S. customs brokerage, while Searail contributed very strongly to revenue growth in vehicle transportation, within other services.

Canadian brokerage is expected to continue to grow, with increased trade volumes and the successful rollout of Livingston's imaging technology solution to more clients. U.S. brokerage should build on the Great Lakes acquisition and the SmartBorder® technology services. The Fund intends to maintain its hedging strategy to reduce the impact of exchange-rate fluctuations.

Livingston expects positive trends in the international trade consulting business to continue after increasing its revenues during the traditionally slower summer months.

The new Transport Canada contract to provide imported vehicle registrations is effective November 1, with revenue flowing through the limited partnership in a new tax-efficient structure, designed to increase distributable cash and enhance value to unitholders.

Livingston anticipates that its transportation management and vehicle transportation areas will continue to benefit from the cross-selling of services.

Although the outlook for the North American economy remains uncertain, Livingston has developed a track record of delivering good performance in varying economic conditions and is confident in its ability to continue to provide value for unitholders.

On October 19, subsequent to the end of the quarter, Livingston took a significant and logical step in its development when it announced its offer to acquire all of the outstanding trust units of PBB Global Logistics Income Fund. Livingston management and the board of trustees believe that the two businesses are a complementary strategic fit that would provide greater long-term value to unitholders of both enterprises. The offer is currently scheduled to close on November 25, 2005.

---

1 While EBITDA (earnings before interest, taxes, other expense (income), depreciation, amortization and impairment of intangible assets) is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful supplemental measure. Investors are cautioned that EBITDA should not be construed as an alternative to net income as an indicator of Livingston's performance or cash flows. Livingston's method of calculating EBITDA may differ from that used by other companies or income trusts and may not be comparable to measures used by other companies or income trusts. See Table 2 on page 12 for a reconciliation of net income to EBITDA.

2 Cash available for distribution, or distributable cash, is not intended to be representative of cash flow or results of operations determined in accordance with Canadian GAAP and does not have a standardized meaning prescribed by GAAP. Cash available for distribution is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of EBITDA[1] to cash available for distribution, see Table 2 on page 12. The calculation of cash available for distribution specifically excludes other expense (income), which includes realized foreign-currency losses or gains and is, therefore, different from actual cash flow. Similarly, there are some accrued expenses, such as employee benefits, that reduce the cash available for distribution but that are not actually paid during the quarter, thereby creating a difference between cash available for distribution and actual cash flow. For a reconciliation of cash flow from operations to cash available for distribution, see Table 3 on page 13.

3 Certain statements in the President's Letter and Management's Discussion and Analysis are forward-looking statements, which reflect management's current beliefs and expectations regarding the Fund and Livingston's future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, foreign-exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. These factors should not be considered exhaustive. Although the forward-looking statements are based upon what management believes to be reasonable assumptions, the Fund and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this report. Neither the Fund nor Livingston assumes any obligation to update or revise such statements or any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Fund or Livingston may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements.